BMO Financial Group Reports Second Quarter 2018 Results

REPORT TO SHAREHOLDERS

Financial Results Highlights

Second Quarter 2018 Compared with Second Quarter 2017:

•	Net income of $1,246 million, unchanged reflecting the restructuring charge in the current quarter; adjusted net income[1] of $1,463 million, up 13%

•	EPS[2] of $1.86, up 1%; adjusted EPS[1,2] of $2.20, up 15%

•	ROE of 12.6%, unchanged; adjusted ROE[1] of 14.9%, up from 13.1%

•	Provisions for credit losses (PCL) of $160 million, including a $12 million recovery of credit losses on performing loans[3], compared with $251 million in the prior year

•	Common Equity Tier 1 Ratio of 11.3%

•	Dividend increased by $0.03 from the prior quarter to $0.96, up 7% from the prior year

Year-to-Date 2018 Compared with Year-to-Date 2017:

•	Net income of $2,219 million, down 19%, reflecting the revaluation of our U.S. net deferred tax asset[4] and the restructuring charge in the current year and a net gain[5] in the prior year; adjusted net income[1] of $2,885 million, up 2%

•	EPS[2,4] of $3.29, down 19%; adjusted EPS[1,2] of $4.31, up 3%

•	ROE of 11.0%, compared with 13.8%; adjusted ROE[1] of 14.4%, up from 14.2%

•	Provisions for credit losses of $301 million, including a $45 million recovery of credit losses on performing loans[3], compared with $418 million

Toronto, May 30, 2018 – For the second quarter ended April 30, 2018, BMO Financial Group recorded net income of $1,246 million or $1.86 per share on a reported basis, and net income of $1,463 million or $2.20 per share on an adjusted basis.

“BMO’s results this quarter demonstrate strong performance and momentum in our U.S. and Canadian P&C banking and wealth businesses, which drove adjusted earnings per share of $2.20, up 15% from a year ago, and very strong adjusted operating leverage of 3.5%,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“Across the company we’re positioning BMO for accelerated growth. Our commercial business is a core strength and is delivering results. Our U.S. segment, which contributed 27% to year-to-date adjusted earnings, is a key differentiator and we’ll continue to grow it faster than the rest of the bank. We’re transforming how we work and how we compete – unlocking efficiency and creating value for our customers.

“I am confident that with our team of dedicated employees, and through ongoing investment in our technology and innovation agenda, we will continue to enhance loyalty, increase efficiency and deliver sustainable shareholder value,” concluded Mr. White.

In the current quarter, we recorded a restructuring charge of $192 million after-tax ($260 million pre-tax), primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.
(3)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Refer to the Changes in Accounting Policies section on page 26 for further details.
(4)	Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act, which had a year-to-date negative impact of approximately 16% on reported net income growth, and $0.66 to earnings per share. See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual Report. For further information see the Other Regulatory Developments section on page 27.
(5)	Net income in the prior year included a net gain of $133 million, attributed to a $168 million gain on the sale of Moneris US and a $35 million loss on the sale of a portion of the U.S. indirect auto loan portfolio. The net gain had a year-to-date negative impact of approximately 5% on reported and adjusted net income growth, and $0.20 to earnings per share.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

Return on equity (ROE) was 12.6%, unchanged from the prior year and adjusted ROE was 14.9% up from 13.1%. Return on tangible common equity (ROTCE) was 15.6% compared with 15.7% in the prior year and adjusted ROTCE was 18.0% compared with 15.9%.

Concurrent with the release of results, BMO announced a third quarter 2018 dividend of $0.96 per common share, up $0.03 from the preceding quarter and up $0.06 per share or 7% from a year ago. The quarterly dividend of $0.96 per common share is equivalent to an annual dividend of $3.84 per common share.

Our complete Second Quarter 2018 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2018, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Operating Segment Overview

Canadian P&C

Reported net income of $590 million increased $60 million or 11% and adjusted net income of $591 million increased $61 million or 11% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect good revenue growth, partially offset by higher expenses.

During the quarter, we launched a new suite of Small Business credit cards with market-leading features and benefits, competitive annual fees and an expedited application process. In addition, we piloted a new Small Business lending platform that provides an improved lending experience with faster turnaround times. These new products and platform are expected to enhance growth in this important market segment, and respond to the unique needs and challenges of small business owners.

U.S. P&C

Reported net income of $348 million increased $108 million or 46% and adjusted net income of $359 million increased $107 million or 43% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$272 million increased US$93 million or 52% from a year ago and adjusted net income of US$280 million increased US$92 million or 50%, mainly due to strong revenue growth, the tax reform benefit and a lower provision for credit losses, partially offset by higher expenses. The benefit from the lower U.S. tax rate due to tax reform to the current quarter’s net income was approximately US$24 million to reported net income and US$25 million to adjusted net income.

During the quarter, BMO Harris Bank was named to the 18th annual list of America’s Top Corporations for Women’s Business Enterprises by the Women’s Business Enterprise National Council. BMO Harris Bank was honoured for implementing world-class policies and programs to enable growth and innovation, while creating a level playing field for women-owned businesses.

BMO Wealth Management

Reported net income of $296 million increased $42 million or 17% from a year ago, and adjusted net income of $307 million increased $32 million or 12%. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $227 million increased $46 million or 26% from a year ago and adjusted net income of $238 million increased $36 million or 18% due to growth from our diversified businesses and improved equity markets relative to last year. Insurance net income was $69 million, relatively unchanged from a year ago.

BMO Private Bank was named Best Private Bank for Entrepreneurs in North America by Global Finance magazine, recognizing our understanding of North American client needs and our ability to deliver the highest level of client service.

BMO Capital Markets

Reported and adjusted net income of $286 million both decreased 8% from a year ago. Results reflect particularly strong Investment and Corporate Banking revenue performance in the prior year, partially offset by a lower provision for credit losses and lower taxes in the current quarter.

On May 1, 2018, we entered into an agreement to acquire KGS-Alpha Capital Markets, a U.S. fixed income broker-dealer specializing in U.S. mortgage and asset-backed securities in the institutional investor market. The acquisition is expected to close in the fourth quarter of fiscal 2018.

Corporate Services

Corporate Services net loss for the quarter was $274 million compared with a net loss of $87 million a year ago. Corporate Services adjusted net loss for the quarter was $80 million compared with an adjusted net loss of $74 million a year ago. Adjusted results exclude a restructuring charge of $192 million after-tax in the current quarter and acquisition integration costs in both periods. Adjusted results were relatively consistent with the prior year as lower revenue excluding the taxable equivalent basis (teb) adjustment was largely offset by lower expenses. Reported results decreased due to the restructuring charge in the current quarter and the drivers noted above.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at April 30, 2018. The CET1 Ratio increased from 11.1% in the first quarter driven by the elimination of the Basel I floor and higher retained earnings, partially offset by higher risk-weighted assets primarily from business growth and share repurchases during the quarter.

BMO Financial Group Second Quarter Report 2018 1

Provision for Credit Losses

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Refer to Note 3 to the unaudited interim consolidated financial statements for an explanation of the provision for credit losses.

The total provision for credit losses was $160 million, a decrease of $91 million from the prior year. The provision for credit losses on impaired loans of $172 million decreased $79 million reflecting net recoveries in BMO Capital Markets compared with net provisions in the prior year and lower provisions in U.S. P&C, partially offset by higher provisions in Canadian P&C. There was a reduction in the allowance for credit losses on performing loans in the quarter, resulting in a recovery of credit losses of $12 million, primarily in U.S. P&C. A modestly improved macroeconomic outlook in the current quarter resulted in the lower future expected credit losses.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Second Quarter Report 2018

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of May 30, 2018. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2018, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2017, and the MD&A for fiscal 2017.

The 2017 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Financial Highlights			26	Balance Sheet
5	Non-GAAP Measures			26	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements			26	Off-Balance Sheet Arrangements
6	Economic Review and Outlook			26	Accounting Policies and Critical Accounting Estimates
7	Foreign Exchange			26	Changes in Accounting Policies
8	Net Income			27	Future Changes in Accounting Policies
8	Revenue			27	Select Financial Instruments
10	Provision for Credit Losses			27	Other Regulatory Developments
10	Impaired Loans			28	Risk Management
11	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				28	Market Risk
11	Non-Interest Expense				30	Liquidity and Funding Risk
11	Income Taxes				33	Credit Rating
12	Capital Management				34	European Exposures
15	Review of Operating Groups’ Performance			36	Interim Consolidated Financial Statements
	15	Personal and Commercial Banking (P&C)			36	Consolidated Statement of Income
		16	Canadian Personal and Commercial Banking (Canadian P&C)		37	Consolidated Statement of Comprehensive Income
		18	U.S. Personal and Commercial Banking (U.S. P&C)		38	Consolidated Balance Sheet
	20	BMO Wealth Management			39	Consolidated Statement of Changes in Equity
	22	BMO Capital Markets			40	Consolidated Statement of Cash Flows
	24	Corporate Services			41	Notes to Consolidated Financial Statements
25	Summary Quarterly Earnings Trends			62	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of April 30, 2018, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2018, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Second Quarter Report 2018 3

Financial Highlights

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017

Summary Income Statement
Net interest income	2,491	2,546	2,409	5,037	4,939
Non-interest revenue	3,126	3,132	3,332	6,258	6,207
Revenue	5,617	5,678	5,741	11,295	11,146
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	332	361	708	693	712
Revenue, net of CCPB	5,285	5,317	5,033	10,602	10,434
Provision for credit losses on impaired loans (1)	172	174	na	346	na
Provision for (recovery of) credit losses on performing loans (1)	(12)	(33)	na	(45)	na
Total provision for credit losses (1)	160	141	251	301	418
Non-interest expense	3,562	3,441	3,284	7,003	6,669
Provision for income taxes	317	762	250	1,079	611
Net income	1,246	973	1,248	2,219	2,736
Net income attributable to bank shareholders	1,246	973	1,247	2,219	2,734
Adjusted net income	1,463	1,422	1,295	2,885	2,825

Common Share Data ($ except as noted)
Earnings per share	1.86	1.43	1.84	3.29	4.06
Adjusted earnings per share	2.20	2.12	1.92	4.31	4.20
Earnings per share growth (%)	0.9	(35.6)	27.0	(19.1)	33.9
Adjusted earnings per share growth (%)	14.6	(7.2)	10.8	2.8	20.6
Dividends declared per share	0.93	0.93	0.88	1.86	1.76
Book value per share	61.67	59.78	62.22	61.67	62.22
Closing share price	97.51	101.33	96.66	97.51	96.66
Number of common shares outstanding (in millions)
End of period	640.6	645.5	652.1	640.6	652.1
Average diluted	645.6	649.9	653.6	647.8	651.9
Total market value of common shares ($ billions)	62.5	65.4	63.0	62.5	63.0
Dividend yield (%)	3.8	3.7	3.6	3.8	3.6
Dividend payout ratio (%)	49.9	64.9	47.6	56.4	43.2
Adjusted dividend payout ratio (%)	42.2	43.7	45.8	43.0	41.8

Financial Measures and Ratios (%)
Return on equity	12.6	9.4	12.6	11.0	13.8
Adjusted return on equity	14.9	13.9	13.1	14.4	14.2
Return on tangible common equity	15.6	11.5	15.7	13.5	17.1
Adjusted return on tangible common equity	18.0	16.7	15.9	17.3	17.3
Net income growth	(0.1)	(34.6)	28.2	(18.9)	34.0
Adjusted net income growth	13.0	(7.1)	12.3	2.1	21.2
Revenue growth	(2.1)	5.1	12.5	1.3	9.5
Revenue growth, net of CCPB	5.0	(1.6)	7.2	1.6	10.9
Non-interest expense growth	8.5	1.7	(1.2)	5.0	0.9
Adjusted non-interest expense growth	1.5	2.5	4.8	2.0	4.0
Efficiency ratio, net of CCPB	67.4	64.7	65.3	66.0	63.9
Adjusted efficiency ratio, net of CCPB	61.8	64.1	64.0	63.0	62.7
Operating leverage, net of CCPB	(3.5)	(3.3)	8.4	(3.4)	10.0
Adjusted operating leverage, net of CCPB	3.5	(4.1)	2.4	(0.4)	6.0
Net interest margin on average earning assets	1.52	1.54	1.52	1.53	1.53
Effective tax rate	20.3	43.9	16.7	32.7	18.2
Adjusted effective tax rate	21.2	19.5	17.1	20.4	18.6
Total PCL to average net loans and acceptances (annualized)	0.17	0.15	0.27	0.16	0.23
PCL on impaired loans to average net loans and acceptances (annualized)	0.18	0.19	0.27	0.18	0.23

Balance Sheet (as at $ millions, except as noted)
Assets	743,569	727,909	718,943	743,569	718,943
Gross loans and acceptances	386,933	374,991	379,180	386,933	379,180
Net loans and acceptances	385,286	373,367	377,243	385,286	377,243
Deposits	491,198	475,565	484,965	491,198	484,965
Common shareholders’ equity	39,506	38,588	40,573	39,506	40,573
Cash and securities-to-total assets ratio (%)	28.1	29.0	27.7	28.1	27.7

Capital Ratios (%)
CET1 Ratio	11.3	11.1	11.3	11.3	11.3
Tier 1 Capital Ratio	12.9	12.8	12.8	12.9	12.8
Total Capital Ratio	15.0	15.2	14.9	15.0	14.9
Leverage Ratio	4.2	4.3	4.3	4.2	4.3

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.2842	1.2304	1.3650	1.2842	1.3650
Average Canadian/U.S. dollar	1.2858	1.2575	1.3412	1.2714	1.3349

(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in prior periods includes both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 26 for further details.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

4 BMO Financial Group Second Quarter Report 2018

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance, and providing readers with a better understanding of management’s perspective on our performance. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017

Reported Results
Revenue	5,617	5,678	5,741	11,295	11,146
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(332)	(361)	(708)	(693)	(712)
Revenue, net of CCPB	5,285	5,317	5,033	10,602	10,434
Total provision for credit losses	(160)	(141)	(251)	(301)	(418)
Non-interest expense	(3,562)	(3,441)	(3,284)	(7,003)	(6,669)
Income before income taxes	1,563	1,735	1,498	3,298	3,347
Provision for income taxes	(317)	(762)	(250)	(1,079)	(611)
Net Income	1,246	973	1,248	2,219	2,736
EPS ($)	1.86	1.43	1.84	3.29	4.06

Adjusting Items (Pre-tax) (1)
Amortization of acquisition-related intangible assets (2)	(29)	(28)	(43)	(57)	(80)
Acquisition integration costs (3)	(4)	(4)	(21)	(8)	(43)
Restructuring costs (4)	(260)	-	-	(260)	-
Adjusting items included in reported pre-tax income	(293)	(32)	(64)	(325)	(123)

Adjusting Items (After tax) (1)
Amortization of acquisition-related intangible assets (2)	(23)	(21)	(34)	(44)	(62)
Acquisition integration costs (3)	(2)	(3)	(13)	(5)	(27)
Restructuring costs (4)	(192)	-	-	(192)	-
U.S. net deferred tax asset revaluation (5)	-	(425)	-	(425)	-
Adjusting items included in reported net income after tax	(217)	(449)	(47)	(666)	(89)
Impact on EPS ($)	(0.34)	(0.69)	(0.08)	(1.02)	(0.14)

Adjusted Results
Revenue	5,617	5,678	5,741	11,295	11,146
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(332)	(361)	(708)	(693)	(712)
Revenue, net of CCPB	5,285	5,317	5,033	10,602	10,434
Total provision for credit losses	(160)	(141)	(251)	(301)	(418)
Non-interest expense	(3,269)	(3,409)	(3,220)	(6,678)	(6,546)
Income before income taxes	1,856	1,767	1,562	3,623	3,470
Provision for income taxes	(393)	(345)	(267)	(738)	(645)
Net income	1,463	1,422	1,295	2,885	2,825
EPS ($)	2.20	2.12	1.92	4.31	4.20

(1)	Adjusting items are included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups.
(2)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 15, 16, 18, 20 and 22.
(3)	Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are recorded in non-interest expense.
(4)	In Q2-18, we recorded a restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. Restructuring cost is included in non-interest expense in Corporate Services.
(5)	Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cut and Jobs Act. For more information see the Other Regulatory Developments section on page 27.

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Second Quarter Report 2018 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2018 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of BMO’s 2017 Annual MD&A, the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, which begin on page 86 of BMO’s 2017 Annual MD&A, the discussion in the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual MD&A, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual MD&A under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our Second Quarter 2018 Report to Shareholders.

Economic Review and Outlook

Canada’s economy has slowed due to higher interest rates and policy measures designed to restrain the housing market and household credit growth. Real GDP is expected to grow a moderate 2.0% in 2018, down from 3.0% in 2017. This pace is expected to reduce the unemployment rate modestly to a four-decade low of 5.5% by year-end 2018. Personal consumption growth is expected to moderate to 2.5% this year from 3.5% last year in response to rising interest rates and elevated household debt, resulting in industry-wide consumer credit growth easing to 4.4%. Industry-wide growth in residential mortgages is anticipated to moderate to 4.7% in 2018 in response to higher borrowing costs and stricter mortgage rules that have led to weaker sales of detached properties in several high-priced regions, including Vancouver and Toronto. However, housing market activity remains healthy in most regions amid steady demand from robust population growth. Though supported by higher oil prices and rising capacity utilization in the industrial sector, business investment is expected to slow due to higher interest rates and uncertain North American trade relations, resulting in industry-wide business loan growth decelerating to 8.0% in 2018. Exports are expected to improve in response to a low-valued Canadian dollar and a more synchronized global economic expansion, led by China and a firmer European economy. The Bank of Canada is projected to increase its main policy rate an additional 50 basis points before year-end 2018. Canada’s economy faces external risks related to the fate of the North American Free Trade Agreement and potential protectionist trade measures by the U.S. government.

The U.S. economy remains strong, benefiting from supportive financial conditions and robust business spending. Real GDP is expected to expand 2.8% in 2018 in response to expansionary fiscal policies. Employment is projected to stay healthy, reducing the jobless rate to 3.7% by year-end 2018, the lowest level since 1969. Consumer spending is anticipated to grow 2.5% in 2018 amid lower personal taxes, encouraging industry-wide consumer credit growth of 4.3%. Steady job growth and easier lending conditions are expected to lift housing market activity, keeping sales near recent decade highs, while raising residential mortgage demand 5.2%. Business spending is expected to remain strong, supported by lower corporate taxes and greater incentives to invest and repatriate foreign earnings, increasing industry-wide business credit growth 7.3% in 2018. Interest rates are projected to continue to increase, with the Federal Reserve likely to raise its main policy rate by a further 75 basis points in 2018. The main risks to the U.S. economic outlook relate to possible protectionist trade measures, geopolitical tensions and higher inflation. While we do not anticipate a further material increase in oil prices, the 50% increase in the past year will exert some upward pressure on inflation and have a dampening effect on the economy.

Economic growth in the U.S. Midwest region, which includes the six contiguous states within the BMO footprint, is expected to strengthen from around 1.4% in 2017 to 2.2% in 2018 in response to increased automotive and manufacturing production. However, growth is projected to lag the national rate due to slower population expansion and budgetary constraints in Illinois.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

6 BMO Financial Group Second Quarter Report 2018

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars were decreased relative to the second quarter of 2017 by the weaker U.S. dollar, while results were increased relative to the first quarter of 2018 by the stronger U.S. dollar. The year-to-date results were decreased relative to the prior year by the weaker U.S. dollar. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

See the Capital Management section of the 2017 Annual MD&A for discussion on the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income primarily from the translation of our investments in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q2-2018		YTD-2018
(Canadian $ in millions, except as noted)	vs Q2-2017	vs Q1-2018	vs YTD-2017
Canadian/U.S. dollar exchange rate (average)
Current period	1.2858	1.2858	1.2714
Prior period	1.3412	1.2575	1.3349

Effects on U.S. segment reported results
Increased (Decreased) net interest income	(40)	22	(94)
Increased (Decreased) non-interest revenue	(34)	18	(76)
Increased (Decreased) revenues	(74)	40	(170)
Decreased (Increased) provision for credit losses	5	(1)	7
Decreased (Increased) expenses	54	(28)	124
Decreased (Increased) income taxes	3	(13)	19
Decreased reported net income	(12)	(2)	(20)
Impact on earnings per share ($)	(0.02)	-	(0.03)

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	(40)	22	(94)
Increased (Decreased) non-interest revenue	(34)	18	(76)
Increased (Decreased) revenues	(74)	40	(170)
Decreased (Increased) provision for credit losses	5	(1)	7
Decreased (Increased) expenses	52	(28)	121
Decreased (Increased) income taxes	4	(3)	10
Increased (Decreased) adjusted net income	(13)	8	(32)
Impact on adjusted earnings per share ($)	(0.02)	0.01	(0.05)

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2018 7

Net Income

Q2 2018 vs Q2 2017

Net income of $1,246 million was down $2 million from the prior year. Adjusted net income was $1,463 million, up $168 million or 13% from the prior year, or 14% excluding the impact of the weaker U.S. dollar. Adjusted net income excludes the current quarter restructuring charge of $192 million after-tax, the amortization of acquisition-related intangible assets, and acquisition integration costs in both periods. EPS of $1.86 was up $0.02 or 1% from the prior year. Adjusted EPS of $2.20 was up $0.28 or 15%, or 16% excluding the impact of the weaker U.S. dollar.

Results reflect good growth in Canadian P&C, U.S. P&C and Wealth Management. BMO Capital Markets results decreased, primarily due to lower revenue, reflecting particularly strong Investment and Corporate Banking revenue performance in the prior year. Corporate Services reported results decreased reflecting the current quarter restructuring charge and lower revenue excluding teb, partially offset by lower expenses. Corporate Services adjusted results were relatively unchanged.

Q2 2018 vs Q1 2018

Net income increased $273 million or 28% and adjusted net income increased $41 million or 3% from the prior quarter, or 2% excluding the impact of the stronger U.S. dollar. Adjusted net income excludes the one-time non-cash charge related to a U.S. net deferred tax asset revaluation of $425 million in the prior quarter, the current quarter restructuring charge, and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS increased $0.43 or 30% and adjusted EPS increased $0.08 or 4%, or 3% excluding the impact of the stronger U.S. dollar.

Results increased in U.S. P&C, Wealth Management, BMO Capital Markets and Corporate Services. Canadian P&C results decreased reflecting the impact of a higher provision for credit losses and three fewer days in the current quarter.

Q2 YTD 2018 vs Q2 YTD 2017

Net income was $2,219 million, down $517 million or 19% from a year ago. Adjusted net income was $2,885 million, up $60 million or 2%, or 3% excluding the impact of the weaker U.S. dollar. EPS was $3.29, down $0.77 or 19%, and adjusted EPS was $4.31, up $0.11 or 3%, or 4% excluding the impact of the weaker U.S. dollar. Adjusted net income excludes the one-time non-cash charge related to a U.S. net deferred tax asset revaluation and the restructuring charge in the current year, as well as the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The prior year results included a net gain of $133 million attributable to a gain on the sale of Moneris US and a loss on the sale of a portion of the U.S. indirect auto loan portfolio, which had a year-to-date unfavourable impact of approximately 5% on reported and adjusted net income growth, and $0.20 to earnings per share.

Net income increased in U.S. P&C and Wealth Management. BMO Capital Markets results decreased compared with strong performance in the prior year and Canadian P&C results decreased reflecting a gain on the sale of Moneris US in the prior year. Corporate Services reported results decreased, reflecting the U.S. net deferred tax asset revaluation charge and the restructuring charge in the current year. Corporate Services adjusted results increased primarily due to lower expenses.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q2 2018 vs Q2 2017

Revenue of $5,617 million decreased $124 million or 2% from the second quarter a year ago. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,285 million increased $252 million or 5%, or 7% excluding the impact of the weaker U.S. dollar.

Revenue increased in Canadian P&C, U.S. P&C, Wealth Management and Corporate Services. BMO Capital Markets revenue decreased compared with particularly strong Investment and Corporate Banking revenue in the prior year.

Net interest income increased $82 million or 3% from a year ago to $2,491 million, or 5% excluding the impact of the weaker U.S. dollar, primarily due to higher loan volumes and higher deposit margins and volumes in U.S. P&C, and higher Canadian P&C net interest income of which approximately half is due to balance growth across most products and half is due to higher margins, partially offset by lower net interest income from trading businesses. Average earning assets of $671.6 billion increased $21.1 billion or 3%, or $31.3 billion or 5% excluding the impact of the weaker U.S. dollar, due to loan growth, increased cash resources and higher securities. BMO’s overall net interest margin of 1.52% was flat from the prior year. Net interest margin (excluding trading) improved 5 basis points from the prior year to 1.89% driven by higher spreads and a change in product mix in Canadian P&C, and improved deposit spreads in U.S. P&C.

Net non-interest revenue of $2,794 million increased $170 million or 6%, or 8% excluding the impact of the weaker U.S. dollar, with increases in most non-interest revenue categories, partially offset by lower underwriting and advisory fees.

Gross insurance revenue decreased $384 million from a year ago, due to increases in long-term interest rates decreasing the fair value of insurance investments in the current quarter, compared with decreases in long-term interest rates increasing the fair value of investments in the prior year and weaker equity markets in the current quarter partially offset by higher annuity sales and underlying business growth. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 11. We generally focus on analyzing revenue net of CCPB given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

8 BMO Financial Group Second Quarter Report 2018

Q2 2018 vs Q1 2018

Revenue decreased $61 million or 1% from the prior quarter. Net revenue decreased $32 million or 1%, as growth was more than offset by the impact of three fewer days in the current quarter.

Revenue increased in U.S. P&C, Wealth Management, and in Corporate Services due to lower teb offset. Revenue in BMO Capital Markets decreased, primarily reflecting lower interest rate trading revenue, and Canadian P&C revenue decreased reflecting fewer days and an Interac Corporation restructuring gain in the prior quarter.

Net interest income of $2,491 million decreased $55 million or 2% compared with the prior quarter, or 3% excluding the impact of the stronger U.S. dollar, due to fewer days in the quarter and lower net interest income from trading businesses, partially offset by increased deposit margins and deposit volumes in U.S. P&C. Average earning assets increased $15.7 billion or 2%, largely driven by higher securities borrowed or purchased under resale agreements, increased cash resources and higher loan growth. BMO’s overall net interest margin decreased by 2 basis points, or 3 basis points on an excluding trading basis from the prior quarter to 1.89% primarily due to lower spreads in BMO Capital Markets, mainly due to higher volumes of lower spread assets, partially offset by higher spreads in U.S. P&C.

Net non-interest revenue increased $23 million or 1%, and was relatively unchanged excluding the impact of the stronger U.S. dollar.

Gross insurance revenue decreased $47 million from the prior quarter, largely due to increases in long-term interest rates decreasing the fair value of insurance investments in the current quarter, compared with moderate decreases in long-term interest rates increasing the fair value of investments in the prior quarter and weaker equity markets in the current quarter, partially offset by higher annuity sales in the current quarter. The decrease in insurance revenue was largely offset by lower insurance claims, commissions and changes in policy benefit liabilities as discussed on page 11.

Q2 YTD 2018 vs Q2 YTD 2017

Year-to-date total reported and adjusted revenue increased $149 million or 1% to $11,295 million. On a net basis, revenue of $10,602 million increased $168 million or 2%, or 3% excluding the impact of the weaker U.S. dollar. Prior year net revenue includes the net gain as described above.

Revenue increased from the prior year in U.S. P&C, Wealth Management, Canadian P&C, and in Corporate Services due to a lower teb offset. BMO Capital Markets revenue was lower given strong revenue performance in the first half of the prior year.

Year-to-date net interest income of $5,037 million increased $98 million or 2%, or 4% excluding the impact of the weaker U.S. dollar due to improved deposit margins and deposit volumes in U.S. P&C and balance growth across most products and higher margins in Canadian P&C, partially offset by lower net interest income from trading businesses. Average earning assets of $663.7 billion increased $14.6 billion or 2%, or $26.4 billion or 4% excluding the impact of the weaker U.S. dollar, due to higher securities and loan growth. BMO’s overall net interest margin of 1.53% was unchanged compared with the prior year. Net interest margin (excluding trading) improved 7 basis points to 1.91%, primarily driven by higher deposit spreads in U.S. P&C and higher spreads and a change in product mix in Canadian P&C.

Year-to-date net non-interest revenue of $5,565 million increased $70 million or 1%, or 3% excluding the impact of the weaker U.S. dollar, as increases in most types of non-interest revenue were partially offset by the net gain in the prior year, lower underwriting and advisory fees and insurance revenue.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2018 9

Provision for Credit Losses

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9 is consistent with the specific provision under IAS 39 in prior years. The provision for credit losses on performing loans replaced the collective provision under IAS 39. Refer to Note 3 to the unaudited interim consolidated financial statements for an explanation of the provision for credit losses. Prior periods have not been restated.

Q2 2018 vs Q2 2017

The total provision for credit losses was $160 million, a decrease of $91 million from the prior year. The provision for credit losses on impaired loans of $172 million decreased $79 million reflecting net recoveries in BMO Capital Markets compared with net provisions in the prior year and lower provisions in U.S. P&C, partially offset by higher provisions in Canadian P&C. There was a reduction in the allowance for credit losses on performing loans in the quarter, resulting in a recovery of credit losses of $12 million, primarily in U.S. P&C. A modestly improved macroeconomic outlook in the current quarter resulted in the lower future expected credit losses.

Q2 2018 vs Q1 2018

The total provision for credit losses increased $19 million. The provision for credit losses on impaired loans decreased $2 million as higher provisions in Canadian P&C, were offset by lower provisions in most other operating groups. There was a reduction in the allowance for credit losses on performing loans in the quarter, resulting in a recovery of credit losses of $12 million, compared with a recovery of credit losses of $33 million in the prior quarter.

Q2 YTD 2018 vs Q2 YTD 2017

The total provision for credit losses was $301 million, a decrease of $117 million from the prior year. The provision for credit losses on impaired loans decreased $72 million reflecting net recoveries in BMO Capital Markets compared with net provisions in the prior year and lower provisions in both Canadian and U.S. P&C. There was a $45 million recovery of credit losses on performing loans in the current year.

Provision for Credit Losses by Operating Group (1)

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q2-2018
Provision for (recovery of) credit losses on impaired loans (1)	131	66	197	1	(16)	(10)	172
Provision for (recovery of) credit losses on performing loans (1)	(3)	(12)	(15)	(1)	3	1	(12)
Total provision for credit losses (1)	128	54	182	-	(13)	(9)	160

Q1-2018
Provision for (recovery of) credit losses on impaired loans (1)	97	77	174	1	(1)	-	174
Provision for (recovery of) credit losses on performing loans (1)	4	(30)	(26)	(2)	(4)	(1)	(33)
Total provision for credit losses (1)	101	47	148	(1)	(5)	(1)	141

Q2-2017
Total provision for (recovery of) credit losses (1)	121	89	210	1	46	(6)	251

YTD-2018
Provision for (recovery of) credit losses on impaired loans (1)	228	143	371	2	(17)	(10)	346
Provision for (recovery of) credit losses on performing loans (1)	1	(42)	(41)	(3)	(1)	-	(45)
Total provision for credit losses (1)	229	101	330	(1)	(18)	(10)	301

YTD-2017
Total provision for (recovery of) credit losses (1)	234	148	382	3	42	(9)	418

			Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017
Total PCL to average net loans and acceptances (annualized)			0.17	0.15	0.27	0.16	0.23
PCL on impaired loans to average net loans and acceptances (annualized)			0.18	0.19	0.27	0.18	0.23

(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods includes both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 26 for further details.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Impaired Loans

Total gross impaired loans (GIL) were $2,152 million at the end of the current quarter, down from $2,439 million a year ago, primarily due to lower oil and gas impaired loans and the impact of a weaker U.S. dollar. GIL increased $3 million from $2,149 million in the first quarter of 2018, but decreased $53 million excluding the impact of a stronger U.S. dollar.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $578 million, up from $535 million in the first quarter of 2018 and down from $752 million a year ago.

10 BMO Financial Group Second Quarter Report 2018

Changes in Gross Impaired Loans (GIL) and Acceptances (1)

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017
GIL, beginning of period	2,149	2,220	2,247	2,220	2,383
Classified as impaired during the period	578	535	752	1,113	1,261
Transferred to not impaired during the period	(193)	(176)	(160)	(369)	(313)
Net repayments	(271)	(244)	(297)	(515)	(595)
Amounts written-off	(161)	(123)	(177)	(284)	(323)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(6)	-	(1)	(6)	(2)
Foreign exchange and other movements	56	(63)	75	(7)	28
GIL, end of period	2,152	2,149	2,439	2,152	2,439
GIL to gross loans and acceptances (%)	0.56	0.57	0.64	0.56	0.64

(1)	GIL excludes purchased credit impaired loans.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $332 million in the second quarter of 2018, down $376 million from $708 million in the second quarter of 2017 due to increases in long-term interest rates decreasing the fair value of policy benefit liabilities compared with decreases in long-term interest rates increasing the fair value of policy benefit liabilities in the prior year, and the impact of weaker equity markets, partially offset by the impact of higher annuity sales and underlying business growth in the current quarter. CCPB were down $29 million from $361 million in the first quarter of 2018, largely due to increases in long-term interest rates decreasing the fair value of policy benefit liabilities in the current quarter, compared with moderate decreases in long-term interest rates increasing the fair value of policy benefit liabilities in the prior quarter, and the impact of weaker equity markets, partially offset by higher annuity sales in the current quarter. The changes related to the fair value of policy benefit liabilities and annuity sales were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense of $3,562 million increased $278 million or 8% from the second quarter a year ago. Adjusted non-interest expense of $3,269 million increased $49 million or 2%, or 3% excluding the impact of the weaker U.S. dollar, with higher technology investments being the single largest contributor of growth. Adjusted non-interest expense excludes the restructuring charge of $260 million pre-tax in the current quarter, as well as acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported non-interest expense increased $121 million or 4% from the first quarter of 2018 reflecting the restructuring charge. Adjusted non-interest expense decreased $140 million or 4%, or 5% excluding the impact of the stronger U.S. dollar, primarily due to stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and three fewer days in the current quarter.

Reported operating leverage on a net revenue basis was negative 3.5% year-over-year. Adjusted operating leverage on a net revenue basis was positive 3.5% year-over-year.

The reported efficiency ratio was 63.4% compared with 57.2% in the prior year and was 67.4% on a net revenue basis compared with 65.3% in the prior year. The adjusted efficiency ratio was 58.2% compared with 56.1% in the prior year and was 61.8% on a net revenue basis compared with 64.0% in the prior year.

Reported non-interest expense for the year-to-date increased $334 million or 5% from the prior year. Adjusted non-interest expense increased $132 million or 2%, or 4% excluding the impact of the weaker U.S. dollar.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $317 million increased $67 million from the second quarter of 2017 and decreased $445 million from the first quarter of 2018. The effective tax rate for the quarter was 20.3%, compared with 16.7% a year ago and 43.9% in the first quarter of 2018. Reported net income in the first quarter of 2018 included a one-time non-cash charge of $425 million due to the revaluation of our U.S. net deferred tax asset as a result of U.S. tax reform.

The adjusted provision for income taxes of $393 million increased $126 million from a year ago and increased $48 million from the first quarter of 2018. The adjusted provision for income taxes last quarter excluded the U.S. net deferred tax asset revaluation charge. The adjusted effective tax rate was 21.2% in the current quarter compared with 17.1% a year ago and 19.5% in the first quarter of 2018. The higher adjusted tax rate in the current quarter relative to both the second quarter of 2017 and the first quarter of 2018 was primarily due to changes in earnings mix, including lower tax-exempt income from securities in the current quarter, partially offset by the lower tax rate in the United States.

On a teb basis, the reported effective tax rate for the quarter was 23.3% compared with 27.0% a year ago and 47.6% in the first quarter of 2018. On a teb basis, the adjusted effective tax rate for the quarter was 23.7% compared with 27.0% a year ago and 24.7% in the first quarter of 2018.

For more information on the impact of the U.S. Tax Cuts and Jobs Act, see the Other Regulatory Developments section on page 27.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

BMO Financial Group Second Quarter Report 2018 11

Capital Management

Second Quarter 2018 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at April 30, 2018.

The CET1 Ratio increased from 11.1% at the end of the first quarter driven by the elimination of the Basel I floor and higher retained earnings, partially offset by higher risk-weighted assets (RWA) primarily from business growth and share repurchases during the quarter. The CET1 Ratio decreased from 11.4% at October 31, 2017, as retained earnings growth and the elimination of the Basel I floor were more than offset by higher RWA and share repurchases. The impact of foreign exchange movements on the CET1 Ratio was largely offset as outlined below.

CET1 Capital at April 30, 2018, was $30.8 billion, up from $30.2 billion at January 31, 2018, mainly due to the impact of foreign exchange movements on accumulated other comprehensive income and retained earnings growth, partially offset by share repurchases during the quarter. CET1 Capital increased from $30.6 billion at October 31, 2017, largely driven by retained earnings growth partially offset by share repurchases.

RWA were $273.0 billion at April 30, 2018, up from $270.6 billion at January 31, 2018, mainly from business growth and the impact of foreign exchange movements which were largely offset by the elimination of the Basel I floor. RWA were up from $269.5 billion at October 31, 2017, primarily from business growth largely offset by the elimination of the Basel I floor.

The bank’s Tier 1 and Total Capital Ratios were 12.9% and 15.0%, respectively, at April 30, 2018, compared with 12.8% and 15.2%, respectively, at January 31, 2018. The Tier 1 Capital Ratio was higher due to higher CET1 Capital, discussed above. The Total Capital Ratio was lower primarily due to the redemption of subordinated notes. The Tier 1 and Total Capital Ratios were 13.0% and 15.1%, respectively, at October 31, 2017.

The April 30, 2018, Tier 1 and Total Capital Ratios were lower compared to October 31, 2017, largely due to higher RWA.

BMO’s Basel III Leverage Ratio was 4.2% at April 30, 2018, down from 4.3% at January 31, 2018, and 4.4% at October 31, 2017, respectively, mainly due to higher leverage exposure driven by business growth and the impact of foreign exchange movements.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may offset the impact of foreign exchange movements on its capital ratios and did so during the second quarter. Any such activities could also impact our book value and return on equity.

Regulatory Developments

In January 2018, the Office of the Superintendent of Financial Institutions (OSFI) communicated its revisions to the Basel I capital floor. The changes included a shift to the Basel II standardized approach, as well as a reduction of the floor factor to 70% in the second quarter of fiscal 2018, 72.5% in the third quarter and 75% for the fourth quarter onward. The capital floor was not operable for the second quarter.

In May 2018, the Basel Committee on Banking Supervision (BCBS) finalized their standard on Capital treatment for simple, transparent and comparable (STC) short-term securitizations which sets out additional guidance and requirements for short-term securitizations to apply preferential regulatory capital treatment. Similar to the STC framework for term securitizations, we expect OSFI will adopt the framework for domestic implementation for the first quarter of 2019.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-in) Regime, which will be effective on September 23, 2018. The bail-in regime is consistent with the international standards developed by the Financial Stability Board, but is tailored to the Canadian context. In conjunction with the regulations, OSFI released its final Total Loss Absorbing Capacity (TLAC) guideline for Canada’s domestic systemically important banks (D-SIBs) which will be required to maintain a minimum risk-based TLAC ratio and a minimum TLAC leverage ratio beginning November 1, 2021. In addition, D-SIBs will be expected to hold buffers above the minimum TLAC ratios. In May 2018, OSFI issued the final TLAC Disclosure Requirements guideline effective for the first quarter of fiscal 2019.

In March 2018, the BCBS issued a consultative document on revisions to the minimum capital requirements for market risk. The consultative document proposed a number of revisions to the market risk standard published in January 2016, including a simplified alternative to the revised standardized approach. The implementation of the revised market risk standard will be extended to January 1, 2022, allowing additional time for banks to develop the systems infrastructure needed to apply the standard and for BCBS to address certain outstanding issues.

In December 2017, BCBS finalized the Basel III reforms to be implemented on January 1, 2022. The reforms include revised standardized approaches for credit risk and operational risk as well as the application of an RWA output floor phased in from 50% in 2022 to 72.5% in 2027. OSFI has indicated it expects to follow a shorter implementation period than the 10-year timeline proposed by the BCBS. In addition, OSFI may set the initial output floor higher than the 50% proposed by the BCBS. A public consultation on domestic implementation in Canada is expected later in 2018.

OSFI’s guidelines for the standardized approach for counterparty credit risk and revised securitization framework are expected to be effective in the first quarter of 2019. A public consultation on the securitization changes is expected in the summer of 2018.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 69 to 75, the Liquidity and Funding Risk section on pages 99 to 105 and the Legal and Regulatory Risk section on pages 109 to 111 of BMO’s 2017 Annual Report.

12 BMO Financial Group Second Quarter Report 2018

Regulatory Capital (All-in basis)

Regulatory capital requirements for BMO are determined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on the capital standards developed by BCBS. For more information see the Enterprise-Wide Capital Management section on pages 69 to 75 of BMO’s 2017 Annual Report.

The fully implemented requirements, along with the OSFI “all-in” capital requirements, are summarized in the following table.

(% of risk-weighted assets)	Common Equity Tier 1 Ratio (1)	Tier 1 Capital Ratio	Total Capital Ratio	Leverage Ratio
Minimum capital requirements	4.5	6.0	8.0	3.0
Plus: Capital Conservation Buffer, including the D-SIB Common Equity Surcharge (1)	3.5	3.5	3.5	na
OSFI requirements (2)	8.0	9.5	11.5	3.0

(1)	The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Capital Conservation Buffer, which can absorb losses during periods of stress. The Capital Conservation Buffer for BMO includes the addition of the 1% Common Equity Surcharge for D-SIBs. If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.
(2)	OSFI’s requirements are the published capital requirements D-SIBs must meet in 2018 to avoid being subject to restrictions on discretionary distributions of earnings.

  na – not applicable

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q4-2017
Gross Common Equity (2)	39,506	38,588	40,114
Regulatory adjustments applied to Common Equity	(8,713)	(8,423)	(9,481)
Common Equity Tier 1 Capital (CET1)	30,793	30,165	30,633
Additional Tier 1 Eligible Capital (3)	4,690	4,690	4,690
Regulatory adjustments applied to Tier 1	(269)	(252)	(215)
Additional Tier 1 Capital (AT1)	4,421	4,438	4,475
Tier 1 Capital (T1 = CET1 + AT1)	35,214	34,603	35,108
Tier 2 Eligible Capital (4)	5,849	6,736	5,538
Regulatory adjustments applied to Tier 2	(122)	(129)	(50)
Tier 2 Capital (T2)	5,727	6,607	5,488
Total Capital (TC = T1 + T2)	40,941	41,210	40,596

Risk-weighted assets (5) (6)
CET1 Capital Risk-Weighted Assets	273,011	270,577	269,466
Tier 1 Capital Risk-Weighted Assets	273,184	270,577	269,466
Total Capital Risk-Weighted Assets	273,357	270,577	269,466

Capital Ratios (%)
CET1 Ratio	11.3	11.1	11.4
Tier 1 Capital Ratio	12.9	12.8	13.0
Total Capital Ratio	15.0	15.2	15.1

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	The implementation of the Credit Valuation Adjustment (CVA) was phased in commencing Q1-2014. The applicable scalars to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 72%, 77% and 81%, respectively in 2017; and 80%, 83% and 86%, respectively in 2018.
(6)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. OSFI revised its capital floor approach effective Q2-2018 at a floor factor of 70% in the second quarter, 72.5% in the third quarter and 75% for the fourth quarter onward.

BMO Financial Group Second Quarter Report 2018 13

Outstanding Shares and Securities Convertible into Common Shares

As at April 30, 2018	Number of shares or dollar amount (in millions)
Common shares	640.6

Class B Preferred shares
Series 16	$157
Series 17	$143
Series 25	$236
Series 26	$54
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600
Series 38	$600
Series 40	$500
Series 42	$400

Medium-Term Notes
Series H - First Tranche (1)	$1,000
Series H - Second Tranche (1)	$1,000
Series I - First Tranche (1)	$1,250
Series I - Second Tranche (1)	$850
3.803% Subordinated Notes (2)	US$1,250

Stock options
Vested	4.8
Non-vested	2.4

(1)	Details on the Series H Medium-Term Notes, First Tranche and Second Tranche and Series I Medium-Term Notes, First Tranche and Second Tranche are outlined in Note 15 to the audited consolidated financial statements on page 171 of BMO’s 2017 Annual Report.
(2)	Details on the 3.803% Subordinated Notes are outlined in Note 6 of the unaudited interim consolidated financial statements.

  Details on share capital are outlined in Note 7 to the unaudited interim consolidated financial statements and

  Note 16 to the audited annual consolidated financial statements on page 172 of BMO’s 2017 Annual Report.

Other Capital Developments

During the quarter, we purchased for cancellation 5 million common shares under the normal course issuer bid (NCIB) for a total of 8 million shares year to date, and 13 million shares over the last four quarters.

On May 30, 2018, we announced we had received approvals from OSFI and the Toronto Stock Exchange to proceed with our NCIB, effective June 1, 2018 to May 31, 2019, to purchase up to 20 million common shares for cancellation. NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. We will consult with OSFI before making purchases under the bid.

During the quarter, 105,848 common shares were issued through the exercise of stock options.

On March 28, 2018, we redeemed all of our outstanding $900 million Subordinate Debentures, Series F Medium-Term Notes First Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

Dividends

On May 30, 2018, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $0.96 per share, up $0.03 from the preceding quarter and up $0.06 per share or approximately 7% from a year ago. The dividend is payable on August 28, 2018 to shareholders of record on August 1, 2018. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

14 BMO Financial Group Second Quarter Report 2018

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the second quarter of 2018.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue, provision for credit losses and expense allocations are updated to better align with current experience. Results for prior periods are reclassified to conform to the current presentation.

Effective the first quarter of 2018, the allocation of certain revenue items from Corporate Services to the operating groups was updated to align with underlying business activity. Results for prior periods and related ratios have been reclassified to conform with the current presentation.

In addition, the following reclassifications were made effective the first quarter of 2018. Loan losses related to certain fraud costs have been reclassified from provision for credit losses to other non-interest expenses in Canadian and U.S. P&C. Certain fees have been reclassified from deposit and payment service charges to card fees within non-interest revenue in Canadian P&C. Also, cash collateral balances were reclassified from loans and deposits to other assets and other liabilities in BMO Capital Markets. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Effective with the adoption of IFRS 9, we allocate the provision for credit losses on performing loans and the related allowance to operating groups. In 2017 and prior years the collective provision and allowance was held in Corporate Services.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017

Net interest income (teb)	2,274	2,283	2,122	4,557	4,320
Non-interest revenue	802	833	752	1,635	1,656
Total revenue (teb)	3,076	3,116	2,874	6,192	5,976
Provision for credit losses on impaired loans (1)	197	174	na	371	na
Provision for (recovery of) credit losses on performing loans (1)	(15)	(26)	na	(41)	na
Total provision for credit losses (1)	182	148	210	330	382
Non-interest expense	1,658	1,687	1,619	3,345	3,263
Income before income taxes	1,236	1,281	1,045	2,517	2,331
Provision for income taxes (teb)	298	324	275	622	568
Reported net income	938	957	770	1,895	1,763
Amortization of acquisition-related intangible assets (2)	12	11	12	23	25
Adjusted net income	950	968	782	1,918	1,788

Net income growth (%)	21.8	(3.6)	(2.3)	7.5	12.6
Adjusted net income growth (%)	21.3	(3.6)	(2.3)	7.3	12.3
Revenue growth (%)	7.0	0.5	2.2	3.6	5.4
Non-interest expense growth (%)	2.4	2.6	2.4	2.5	2.0
Adjusted non-interest expense growth (%)	2.5	2.7	2.5	2.6	2.1
Return on equity (%)	18.2	18.5	14.8	18.3	16.5
Adjusted return on equity (%)	18.5	18.7	15.0	18.6	16.7
Operating leverage (%) (teb)	4.6	(2.1)	(0.2)	1.1	3.4
Adjusted operating leverage (%) (teb)	4.5	(2.2)	(0.3)	1.0	3.3
Efficiency ratio (%) (teb)	53.9	54.2	56.3	54.0	54.6
Adjusted efficiency ratio (%) (teb)	53.4	53.7	55.7	53.5	54.0
Net interest margin on average earning assets (%) (teb)	2.97	2.94	2.86	2.96	2.87
Average earning assets	313,568	307,810	303,941	310,641	303,604
Average gross loans and acceptances	318,262	311,731	305,560	314,942	304,935
Average net loans and acceptances	316,712	310,353	305,409	313,479	304,769
Average deposits	248,013	242,525	239,063	245,223	239,197

(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 26 for further details.
(2)	Before tax amounts of: $15 million in Q2-2018 and Q1-2018; $16 million in Q2-2017; $30 million for YTD-2018 and $33 million for YTD-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business net income of $938 million was up 22% from the prior year. Adjusted net income of $950 million was up 21%, or 23% excluding the impact of the weaker U.S. dollar. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2018 15

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017

Net interest income	1,338	1,380	1,254	2,718	2,557
Non-interest revenue	521	553	470	1,074	1,146
Total revenue	1,859	1,933	1,724	3,792	3,703
Provision for credit losses on impaired loans (1)	131	97	na	228	na
Provision for (recovery of) credit losses on performing loans (1)	(3)	4	na	1	na
Total provision for credit losses (1)	128	101	121	229	234
Non-interest expense	936	966	888	1,902	1,793
Income before income taxes	795	866	715	1,661	1,676
Provision for income taxes	205	219	185	424	402
Reported net income	590	647	530	1,237	1,274
Amortization of acquisition-related intangible assets (2)	1	-	-	1	1
Adjusted net income	591	647	530	1,238	1,275

Personal revenue	1,214	1,276	1,114	2,490	2,286
Commercial revenue	645	657	610	1,302	1,417
Net income growth (%)	11.0	(12.8)	0.5	(2.9)	20.0
Revenue growth (%)	7.8	(2.3)	2.9	2.4	8.7
Non-interest expense growth (%)	5.3	6.7	4.3	6.0	3.3
Adjusted non-interest expense growth (%)	5.4	6.7	4.4	6.0	3.4
Operating leverage (%)	2.5	(9.0)	(1.4)	(3.6)	5.4
Adjusted operating leverage (%)	2.4	(9.0)	(1.5)	(3.6)	5.3
Efficiency ratio (%)	50.4	50.0	51.5	50.2	48.4
Net interest margin on average earning assets (%)	2.59	2.60	2.49	2.59	2.50
Average earning assets	211,840	210,867	206,757	211,345	206,207
Average gross loans and acceptances	222,153	220,190	214,314	221,155	213,569
Average net loans and acceptances	221,296	219,347	214,139	220,305	213,403
Average deposits	158,032	157,552	151,358	157,788	150,737

(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 26 for further details.
(2)	Before tax amounts of: $1 million in Q2-2018; $nil in each of Q1-2018 and Q2-2017; and $1 million in each of YTD-2018 and YTD-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q2 2018 vs Q2 2017

Canadian P&C reported net income of $590 million increased $60 million or 11% and adjusted net income of $591 million increased $61 million or 11% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect good revenue growth, partially offset by higher expenses.

Revenue of $1,859 million increased $135 million or 8% from the prior year due to increased non-interest revenue, higher balances across most products and higher margins. Net interest margin of 2.59% was up 10 basis points due to higher spreads and a change in product mix.

Personal revenue increased $100 million or 9% due to increased non-interest revenue, higher margins and higher balances across most products. Commercial revenue increased $35 million or 6% due to higher balances across most products and higher margins.

Total provision for credit losses of $128 million increased $7 million. The provision for credit losses on impaired loans increased $10 million to $131 million due to higher consumer provisions, partially offset by lower commercial provisions. There was a $3 million reduction in the allowance for credit losses on performing loans in the current quarter. Non-interest expense of $936 million increased $48 million or 5%, reflecting continued investment in the business, including higher technology investments.

Average gross loans and acceptances of $222.2 billion increased $7.8 billion or 4% from a year ago. Total personal lending balances (excluding retail cards) increased 1%, largely due to planned participation choices, and commercial loan balances (excluding corporate cards) grew 10%. Average deposits of $158.0 billion increased $6.7 billion or 4%. Personal deposit balances increased 2%, including growth of 8% in chequing account balances, while commercial deposit balances grew 9%.

Q2 2018 vs Q1 2018

Reported net income decreased $57 million or 9% and adjusted net income decreased $56 million or 9% from the prior quarter.

Revenue decreased $74 million or 4%, due to the impact of three fewer days in the current quarter and the Interac Corporation restructuring gain in the prior quarter. Net interest margin of 2.59% was down 1 basis point.

Personal revenue decreased $62 million due to the Interac Corporation restructuring gain and fewer days. Commercial revenue decreased $12 million due to fewer days and lower non-interest revenue, partially offset by higher balances across most products.

Total provision for credit losses increased $27 million. The provision for credit losses on impaired loans increased $34 million due to higher consumer and commercial provisions. There was a reduction in the allowance for credit losses on performing loans in the quarter, resulting in a recovery of credit losses of $3 million compared with a $4 million increase in the provision for credit losses on performing loans in the prior quarter. Non-interest expense decreased $30 million or 3%, as the net impact of the legal reserve and stock-based compensation for employees eligible to retire expensed in the first quarter and fewer days in the current quarter were partially offset by continued investment in the business.

Average gross loans and acceptances increased $2.0 billion or 1%, while average deposits increased $0.5 billion.

16 BMO Financial Group Second Quarter Report 2018

Q2 YTD 2018 vs Q2 YTD 2017

Reported net income of $1,237 million and adjusted net income of $1,238 million both decreased $37 million or 3% year to date.

Revenue increased $89 million or 2%, as increased balances across most products and higher margins were partially offset by lower non-interest revenue. Net interest margin of 2.59% increased 9 basis points year to date due to higher spreads and a change in product mix, including deposits growing faster than loans. The first quarter of 2017 included a $168 million after-tax ($187 million pre-tax) gain on the sale of Moneris US and the first quarter of 2018 included the Interac Corporation restructuring gain.

Total provision for credit losses decreased $5 million. The provision for credit losses on impaired loans decreased $6 million due to lower commercial provisions, partially offset by higher consumer provisions. There was a $1 million provision for credit losses on performing loans in the current year. Non-interest expense increased $109 million or 6%, reflecting continued investment in the business, including higher technology investments, as well as a legal reserve in the current year.

Average gross loans and acceptances increased $7.6 billion or 4%, while average deposits increased $7.1 billion or 5%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2018 17

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017

Net interest income (teb)	729	718	648	1,447	1,321
Non-interest revenue	218	223	210	441	382
Total revenue (teb)	947	941	858	1,888	1,703
Provision for credit losses on impaired loans (1)	51	62	na	113	na
Provision for (recovery of) credit losses on performing loans (1)	(9)	(25)	na	(34)	na
Total provision for credit losses (1)	42	37	67	79	111
Non-interest expense	562	573	545	1,135	1,101
Income before income taxes	343	331	246	674	491
Provision for income taxes (teb)	71	84	67	155	124
Reported net income	272	247	179	519	367
Amortization of acquisition-related intangible assets (2)	8	9	9	17	18
Adjusted net income	280	256	188	536	385

Net income growth (%)	52.1	31.4	(11.1)	41.5	(2.8)
Adjusted net income growth (%)	49.5	29.8	(10.8)	39.4	(2.9)
Revenue growth (%)	10.4	11.3	(1.8)	10.9	0.5
Non-interest expense growth (%)	3.0	3.0	(2.8)	3.0	0.7
Adjusted non-interest expense growth (%)	3.2	3.2	(2.7)	3.2	0.8
Operating leverage (%) (teb)	7.4	8.3	1.0	7.9	(0.2)
Adjusted operating leverage (%) (teb)	7.2	8.1	0.9	7.7	(0.3)
Efficiency ratio (%) (teb)	59.3	60.9	63.5	60.1	64.7
Adjusted efficiency ratio (%) (teb)	58.1	59.7	62.1	58.9	63.2
Net interest margin on average earning assets (%) (teb)	3.77	3.70	3.66	3.74	3.65
Average earning assets	79,118	77,101	72,454	78,093	72,955
Average gross loans and acceptances	74,747	72,804	68,027	73,760	68,437
Average net loans and acceptances	74,208	72,378	68,045	73,278	68,437
Average deposits	69,982	67,583	65,396	68,763	66,269

(Canadian $ equivalent in millions)

Net interest income (teb)	936	903	868	1,839	1,763
Non-interest revenue	281	280	282	561	510
Total revenue (teb)	1,217	1,183	1,150	2,400	2,273
Provision for credit losses on impaired loans (1)	66	77	na	143	na
Provision for (recovery of) credit losses on performing loans (1)	(12)	(30)	na	(42)	na
Total provision for credit losses (1)	54	47	89	101	148
Non-interest expense	722	721	731	1,443	1,470
Income before income taxes	441	415	330	856	655
Provision for income taxes (teb)	93	105	90	198	166
Reported net income	348	310	240	658	489
Adjusted net income	359	321	252	680	513

Net income growth (%)	45.6	24.1	(8.1)	34.6	(3.0)
Adjusted net income growth (%)	43.2	22.6	(7.8)	32.7	(3.1)
Revenue growth (%)	5.9	5.3	1.2	5.6	0.3
Non-interest expense growth (%)	(1.2)	(2.4)	0.1	(1.8)	0.4
Adjusted non-interest expense growth (%)	(1.0)	(2.2)	0.2	(1.6)	0.6
Average earning assets	101,728	96,943	97,184	99,296	97,397
Average gross loans and acceptances	96,109	91,541	91,246	93,787	91,366
Average net loans and acceptances	95,416	91,006	91,270	93,174	91,366
Average deposits	89,981	84,973	87,705	87,435	88,460

(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 26 for further details.
(2)	Before tax amounts of: US$11 million in Q2-2018; US$12 million in each of Q1-2018 and Q2-2017; US$23 million for YTD-2018 and US$24 million for YTD-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q2 2018 vs Q2 2017

Reported net income of $348 million increased $108 million or 46% and adjusted net income of $359 million increased $107 million or 43% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $272 million increased $93 million or 52% from a year ago and adjusted net income of $280 million increased $92 million or 50%, mainly due to strong revenue growth, the tax reform benefit and a lower provision for credit losses, partially offset by higher expenses. The benefit from the lower U.S. tax rate due to tax reform to the current quarter’s net income was approximately $24 million to reported net income and $25 million to adjusted net income.

Revenue of $947 million increased $89 million or 10% from the prior year, mainly due to higher deposit revenue and increased commercial loan volumes. Net interest margin increased 11 basis points to 3.77% mainly due to higher deposit revenue driven by higher interest rates and interest recoveries, net of changes in business mix.

Total provision for credit losses of $42 million decreased $25 million. The provision for credit losses on impaired loans of $51 million decreased $16 million due to lower consumer and commercial provisions. There was a reduction in the allowance for credit losses on performing loans in the

18 BMO Financial Group Second Quarter Report 2018

quarter, resulting in a recovery of credit losses of $9 million. Non-interest expense of $562 million and adjusted non-interest expense of $551 million both increased 3%.

Average gross loans and acceptances increased $6.7 billion or 10% from the prior year to $74.7 billion, driven by commercial loan growth of 10% and increased personal loan volumes due to the purchase of a $2.1 billion mortgage portfolio in the first quarter of 2018.

Average deposits increased $4.6 billion or 7% from the prior year due to 6% growth in personal and 8% growth in commercial volumes.

Q2 2018 vs Q1 2018

Reported net income increased 13% and adjusted net income increased 12% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income increased $25 million or 10% and adjusted net income increased $24 million or 9% from the prior quarter. The benefit from the lower U.S. tax rate due to the full quarter of tax reform compared with one month in the prior quarter contributed approximately an additional $14 million to reported net income and $15 million to adjusted net income.

Revenue increased $6 million or 1%, mainly due to higher deposit revenue and increased commercial loan volumes, partially offset by three fewer days in the current quarter. Net interest margin increased 7 basis points driven by improved deposit revenue and higher interest recoveries, net of changes in business mix.

Total provision for credit losses increased $5 million. The provision for credit losses on impaired loans decreased $11 million due to lower consumer and commercial provisions. There was a reduction in the allowance for credit losses on performing loans in the quarter, resulting in a recovery of credit losses of $9 million compared with a $25 million recovery of credit losses in the prior quarter. Non-interest expense and adjusted non-interest expense both decreased 2% from the prior quarter, primarily reflecting the impact of fewer days and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average gross loans and acceptances increased $1.9 billion or 3% due to growth in commercial and in personal loan volumes. Average deposits increased $2.4 billion or 4% due to 7% growth in commercial volumes, and growth in personal volumes.

Q2 YTD 2018 vs Q2 YTD 2017

Reported net income of $658 million increased 35% and adjusted net income of $680 million increased 33% compared with the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $519 million increased 41% and adjusted net income of $536 million increased 39%, primarily due to higher revenue. The benefit from the lower U.S. tax rate due to tax reform to the current year’s net income was approximately $34 million to reported net income and $35 million to adjusted net income. Prior year results included a $27 million after-tax ($43 million pre-tax) loss on a loan sale.

Revenue of $1,888 million increased $185 million or 11% mainly due to higher deposit revenue and loan volumes in the current year, as well as a loss on a loan sale in the prior year, net of loan spread compression. Net interest margin increased 9 basis points to 3.74% mainly due to higher deposit revenue driven by higher interest rates, net of changes in business mix and loan spread compression.

Total provision for credit losses decreased $32 million. The provision for credit losses on impaired loans increased $2 million due to higher commercial provisions, partially offset by lower consumer provisions. There was a $34 million recovery of credit losses on performing loans in the current year. Non-interest expense of $1,135 million and adjusted non-interest expense of $1,112 million both increased 3% with higher technology investments being the single largest contributor of growth.

Average gross loans and acceptances increased $5.3 billion or 8% from the prior year to $73.8 billion, driven by growth in commercial and personal loan volumes of 8% and 7%, respectively.

Average deposits of $68.8 billion increased $2.5 billion or 4% from the prior year, driven by 5% growth in personal volumes, and higher commercial volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2018 19

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017

Net interest income	204	200	175	404	347
Non-interest revenue	1,378	1,405	1,695	2,783	2,740
Total revenue	1,582	1,605	1,870	3,187	3,087
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	332	361	708	693	712
Revenue, net of CCPB	1,250	1,244	1,162	2,494	2,375
Provision for credit losses on impaired loans (1)	1	1	na	2	na
Provision for (recovery of) credit losses on performing loans (1)	(1)	(2)	na	(3)	na
Total provision for (recovery of) credit losses (1)	-	(1)	1	(1)	3
Non-interest expense	860	894	822	1,754	1,677
Income before income taxes	390	351	339	741	695
Provision for income taxes	94	85	85	179	172
Reported net income	296	266	254	562	523
Amortization of acquisition-related intangible assets (2)	11	10	21	21	36
Adjusted net income	307	276	275	583	559

Traditional Wealth businesses reported net income	227	184	181	411	345
Traditional Wealth businesses adjusted net income	238	194	202	432	381
Insurance reported net income	69	82	73	151	178
Net income growth (%)	16.8	(1.1)	83.6	7.6	80.6
Adjusted net income growth (%)	11.7	(2.9)	70.3	4.3	63.8
Revenue growth (%)	(15.4)	31.9	33.3	3.2	8.5
Revenue growth, net of CCPB (%)	7.6	2.5	16.7	5.0	14.6
Non-interest expense growth (%)	4.5	4.6	0.8	4.5	(0.9)
Adjusted non-interest expense growth (%)	6.3	5.4	1.1	5.8	0.3
Return on equity (%)	20.4	18.3	17.2	19.3	17.1
Adjusted return on equity (%)	21.1	19.0	18.7	20.1	18.3
Operating leverage, net of CCPB (%)	3.1	(2.1)	15.9	0.5	15.5
Adjusted operating leverage, net of CCPB (%)	1.3	(2.9)	15.6	(0.8)	14.3
Efficiency ratio, net of CCPB (%)	68.8	71.9	70.8	70.3	70.6
Adjusted efficiency ratio (%)	53.5	54.9	42.6	54.2	52.9
Adjusted efficiency ratio, net of CCPB (%)	67.7	70.9	68.6	69.3	68.8
Assets under management	439,193	435,504	430,001	439,193	430,001
Assets under administration (3)	386,493	379,664	490,344	386,493	490,344
Average earning assets	30,509	29,650	27,846	30,073	27,444
Average gross loans and acceptances	19,784	19,065	17,937	19,417	17,696
Average net loans and acceptances	19,752	19,032	17,932	19,385	17,691
Average deposits	34,717	34,008	33,919	34,356	33,044

(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 26 for further details.
(2)	Before tax amounts of: $13 million in each of Q2-2018 and Q1-2018; $26 million in Q2-2017; $26 million for YTD-2018 and $45 million for YTD-2017 are included in non-interest expense.
(3)	We have certain assets under management that are also administered by us and included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q2 2018 vs Q2 2017

Reported net income of $296 million increased $42 million or 17% from a year ago, and adjusted net income of $307 million increased $32 million or 12%. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $227 million increased $46 million or 26% from a year ago and adjusted net income of $238 million increased $36 million or 18%, due to growth from our diversified businesses and improved equity markets relative to last year. Insurance net income was $69 million, relatively unchanged from a year ago.

Revenue of $1,582 million decreased $288 million or 15% compared with a year ago. Revenue, net of CCPB, was $1,250 million, an increase of $88 million or 8%. Revenue in traditional wealth was $1,131 million, an increase of $94 million or 9% from a year ago, due to growth from our diversified businesses and improved equity markets, partially offset by the impact of divestitures. Insurance revenue, net of CCPB, was $119 million compared with $125 million a year ago.

Non-interest expense of $860 million increased $38 million or 5% from a year ago and adjusted non-interest expense of $847 million increased $51 million or 6%, mainly due to higher revenue-based costs and technology investments.

Assets under management increased $9 billion or 2% from a year ago to $439 billion, driven by market appreciation and growth in client assets, partially offset by unfavourable foreign exchange movements. Assets under administration decreased $104 billion or 21% from a year ago to $386 billion, driven by the impact of divestitures and unfavourable foreign exchange movements, partially offset by market appreciation and growth in client assets. Year-over-year loans and deposits grew by 10% and 2%, respectively, as we continue to diversify our product mix.

Q2 2018 vs Q1 2018

Reported net income increased $30 million or 11% from the prior quarter and adjusted net income increased $31 million or 11%. Traditional wealth reported net income increased $43 million or 23% from the prior quarter and adjusted net income increased $44 million or 22%, largely due to stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and growth from our diversified businesses, partially offset by fewer days in the current quarter. Insurance net income was $69 million compared with $82 million in the prior quarter, primarily due to the benefit from favourable market movements in the prior quarter.

20 BMO Financial Group Second Quarter Report 2018

Revenue, net of CCPB, increased $6 million from the prior quarter. Revenue in traditional wealth increased $23 million or 2% due to growth from our diversified businesses, partially offset by fewer days. Net insurance revenue was $119 million compared with $136 million in the prior quarter, due to the factors noted above.

Reported and adjusted non-interest expense both decreased $34 million or 4% due to stock-based compensation for employees who are eligible to retire and fewer days, partially offset by higher revenue-based costs.

Assets under management increased $4 billion or 1%, mainly due to growth in new client assets and market appreciation. Assets under administration increased $7 billion or 2%, mainly due to growth in new client assets and market appreciation. Quarter-over-quarter loans and deposits grew by 4% and 2%, respectively.

Q2 YTD 2018 vs Q2 YTD 2017

Reported net income of $562 million increased $39 million or 8% from a year ago and adjusted net income of $583 million increased $24 million or 4%. Traditional wealth reported net income of $411 million increased $66 million or 19% from a year ago and adjusted net income of $432 million increased $51 million or 13% due to growth from our diversified businesses and improved equity markets. Insurance net income was $151 million compared with $178 million a year ago, primarily due to benefits from favourable market movements in the prior year, partially offset by business growth.

Revenue, net of CCPB, of $2,494 million increased $119 million or 5% from a year ago. Revenue in traditional wealth was $2,239 million, an increase of $158 million or 8% due to growth from our diversified businesses and improved equity markets, partially offset by the impact of divestitures. Net insurance revenue was $255 million compared with $294 million a year ago, due to the factors noted above.

Non-interest expense of $1,754 million increased $77 million or 5% and adjusted non-interest expense of $1,728 million increased $96 million or 6%, primarily due to higher revenue-based costs and technology investments, partially offset by the impact of divestitures.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2018 21

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017

Net interest income (teb)	144	233	363	377	699
Non-interest revenue	897	849	823	1,746	1,703
Total revenue (teb)	1,041	1,082	1,186	2,123	2,402
Provision for (recovery of) credit losses on impaired loans (1)	(16)	(1)	na	(17)	na
Provision for (recovery of) credit losses on performing loans (1)	3	(4)	na	(1)	na
Total provision for (recovery of) credit losses (1)	(13)	(5)	46	(18)	42
Non-interest expense	670	720	686	1,390	1,408
Income before income taxes	384	367	454	751	952
Provision for income taxes (teb)	98	96	143	194	274
Reported net income	286	271	311	557	678
Amortization of acquisition-related intangible assets (2)	-	-	1	-	1
Adjusted net income	286	271	312	557	679

Trading Products revenue	622	650	675	1,272	1,445
Investment and Corporate Banking revenue	419	432	511	851	957
Net income growth (%)	(7.9)	(26.3)	9.9	(17.9)	26.6
Revenue growth (%)	(12.3)	(11.0)	12.2	(11.6)	16.2
Non-interest expense growth (%)	(2.3)	(0.3)	8.4	(1.3)	8.9
Return on equity (%)	13.4	12.6	15.2	13.0	16.3
Operating leverage (%) (teb)	(10.0)	(10.7)	3.8	(10.3)	7.3
Efficiency ratio (%) (teb)	64.4	66.5	57.8	65.5	58.6
Net interest margin on average earning assets (%) (teb)	0.22	0.36	0.56	0.29	0.53
Average earning assets	266,948	259,221	266,394	263,020	265,734
Average assets	302,772	295,412	304,010	299,031	305,529
Average gross loans and acceptances	46,489	45,775	48,864	46,126	48,661
Average net loans and acceptances	46,419	45,708	48,847	46,057	48,634
Average deposits	137,266	133,555	150,092	135,380	148,868

(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 26 for further details.
(2)	Before tax amounts of: $1 million in Q2-2018; $nil million in Q1-2018; $1 million in Q2-2017; $1 million for YTD-2018 and $2 million for YTD-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q2 2018 vs Q2 2017

Reported and adjusted net income of $286 million both decreased 8% from a year ago. Results reflect particularly strong Investment and Corporate Banking revenue performance in the prior year, partially offset by a lower provision for credit losses and lower taxes in the current quarter.

Revenue of $1,041 million decreased $145 million or 12%, or 11% excluding the impact of the weaker U.S. dollar. Investment and Corporate Banking revenue decreased primarily due to lower investment banking activity. Trading Products revenue decreased primarily due to lower equities trading revenue.

Total net recovery of credit losses was $13 million compared with a net provision of $46 million in the prior year. The net recovery of credit losses on impaired loans was $16 million compared with a net provision of $46 million in the prior year. There was a $3 million increase in the provision for credit losses on performing loans in the quarter. Non-interest expense of $670 million decreased $16 million or 2% compared with the prior year, or 1% excluding the impact of the weaker U.S. dollar.

Q2 2018 vs Q1 2018

Reported and adjusted net income both increased $15 million or 6% from the prior quarter, primarily due to lower expenses and higher net recoveries of credit losses, partially offset by lower revenue.

Revenue decreased $41 million or 4%. Trading Products revenue decreased due to lower interest rate trading revenue and Investment and Corporate Banking revenue decreased, primarily due to the impact of fewer days in the quarter.

Total net recovery of credit losses increased $8 million compared with the prior quarter. The net recovery of credit losses on impaired loans was $16 million compared with $1 million in the prior quarter. There was a $3 million increase in the provision for credit losses on performing loans in the quarter, compared with a $4 million recovery of credit losses on performing loans in the prior quarter. Non-interest expense decreased $50 million or 7% due to lower employee-related expenses, including stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, and fewer days in the current quarter.

22 BMO Financial Group Second Quarter Report 2018

Q2 YTD 2018 vs Q2 YTD 2017

Reported and adjusted net income of $557 million both decreased 18% from a year ago, primarily due to lower revenue, partially offset by a net recovery of credit losses.

Revenue of $2,123 million decreased $279 million or 12%, or 10% excluding the impact of the weaker U.S. dollar, from strong levels a year ago. Trading Products revenue decreased due to lower equities and interest rate trading revenue. In Investment and Corporate Banking, revenue decreased primarily due to lower investment banking activity.

Total net recovery of credit losses was $18 million compared with total net provisions of $42 million in the prior year. The net recovery of credit losses on impaired loans was $17 million compared with net provisions of $42 million in the prior year. There was a $1 million recovery of credit losses on performing loans in the current year. Non-interest expense of $1,390 million was down 1%, or up 1% excluding the impact of the weaker U.S. dollar.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2018 23

Corporate Services

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017

Net interest income before group teb offset	(70)	(47)	(39)	(117)	(98)
Group teb offset	(61)	(123)	(212)	(184)	(329)
Net interest income (teb)	(131)	(170)	(251)	(301)	(427)
Non-interest revenue	49	45	62	94	108
Total revenue (teb)	(82)	(125)	(189)	(207)	(319)
Provision for (recovery of) credit losses on impaired loans (1)	(10)	-	na	(10)	na
Provision for (recovery of) credit losses on performing loans (1)	1	(1)	na	-	na
Total provision (recovery) of credit losses (1)	(9)	(1)	(6)	(10)	(9)
Non-interest expense	374	140	157	514	321
Loss before income taxes	(447)	(264)	(340)	(711)	(631)
Provision for (recovery of) income taxes (teb)	(173)	257	(253)	84	(403)
Reported net loss	(274)	(521)	(87)	(795)	(228)
Acquisition integration costs (2)	2	3	13	5	27
Restructuring costs (3)	192	-	-	192	-
U.S. net deferred tax asset revaluation (4)	-	425	-	425	-
Adjusted net loss	(80)	(93)	(74)	(173)	(201)

(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods includes both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 26 for further details.
(2)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(3)	In Q2-18, we recorded a restructuring charge of $260 million pre-tax, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. Restructuring cost is included in non-interest expense.
(4)	Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information see the Other Regulatory Developments section on page 27.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, innovation, human resources and communications, and real estate and procurement. T&O manages, maintains and provides governance over information technology and operations services for BMO Financial Group.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (P&C, BMO Wealth Management and BMO Capital Markets), with remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses, certain acquisition integration costs and restructuring costs, as well as the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset.

Q2 2018 vs Q2 2017

Corporate Services net loss for the quarter was $274 million compared with a net loss of $87 million a year ago. Corporate Services adjusted net loss for the quarter was $80 million compared with an adjusted net loss of $74 million a year ago. Adjusted results exclude a restructuring charge of $192 million after-tax in the current quarter and acquisition integration costs in both periods. Adjusted results were relatively consistent with the prior year as lower revenue, excluding teb, was largely offset by lower expenses. Reported results decreased due to the restructuring charge in the current quarter and the drivers noted above.

Q2 2018 vs Q1 2018

Corporate Services net loss for the quarter was $274 million compared with a net loss of $521 million in the prior quarter. Corporate Services adjusted net loss was $80 million compared with an adjusted net loss of $93 million in the prior quarter. Adjusted results exclude a $192 million after-tax restructuring charge in the current quarter and the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million in the prior quarter, as well as acquisition integration costs in both periods. Adjusted results increased mainly due to lower expenses. Reported results improved due to the U.S. net deferred tax asset revaluation charge in the prior quarter and the drivers noted above, partially offset by the restructuring charge in the current quarter.

Q2 YTD 2018 vs Q2 YTD 2017

Corporate Services net loss for the year-to-date was $795 million compared with a net loss of $228 million in the prior year. Corporate Services adjusted net loss was $173 million compared with an adjusted net loss of $201 million in the prior year. Adjusted results exclude the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset and the restructuring charge in the current year, as well as acquisition integration costs in both periods. Adjusted results increased primarily due to lower expenses. Reported results decreased due to the U.S. net deferred tax asset revaluation charge and the restructuring charge in the current year, partially offset by the drivers noted above.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

24 BMO Financial Group Second Quarter Report 2018

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016
Revenue	5,617	5,678	5,655	5,459	5,741	5,405	5,278	5,633
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	332	361	573	253	708	4	79	691
Revenue, net of CCPB	5,285	5,317	5,082	5,206	5,033	5,401	5,199	4,942
Provision for credit losses on impaired loans (1)	172	174	na	na	na	na	na	na
Provision for (recovery of) credit losses on performing loans (1)	(12)	(33)	na	na	na	na	na	na
Total provision for credit losses (1)	160	141	202	126	251	167	167	247
Non-interest expense	3,562	3,441	3,375	3,286	3,284	3,385	3,330	3,102
Income before income taxes	1,563	1,735	1,505	1,794	1,498	1,849	1,702	1,593
Provision for income taxes	317	762	278	407	250	361	357	348
Reported net income (see below)	1,246	973	1,227	1,387	1,248	1,488	1,345	1,245
Acquisition integration costs (2)	2	3	15	13	13	14	21	19
Amortization of acquisition-related intangible assets (3)	23	21	26	28	34	28	29	31
Restructuring costs (4)	192	-	41	-	-	-	-	-
Decrease in the collective allowance for credit losses (5)	-	-	-	(54)	-	-	-	-
U.S. net deferred tax asset revaluation (6)	-	425	-	-	-	-	-	-
Adjusted net income (see below)	1,463	1,422	1,309	1,374	1,295	1,530	1,395	1,295
Basic earnings per share ($)	1.86	1.43	1.82	2.05	1.85	2.23	2.03	1.87
Diluted earnings per share ($)	1.86	1.43	1.81	2.05	1.84	2.22	2.02	1.86
Adjusted diluted earnings per share ($)	2.20	2.12	1.94	2.03	1.92	2.28	2.10	1.94

(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods includes both specific and collective provisions. Changes in the provision for credit losses on performing loans under this methodology will not be considered an adjusting item. Refer to the Changes in Accounting Policies section on page 26 for further details.
(2)	Acquisition integration costs before tax are included in non-interest expense.
(3)	Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups.
(4)	In Q2-18, we recorded a restructuring charge of $260 million pre-tax, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. Restructuring charge pre-tax amount of $59 million in Q4-17. Restructuring cost is included in non-interest expense in Corporate Services.
(5)	In Q3-17 the adjustment to the collective allowance for credit losses before-tax amount of $76 million was excluded from the Corporate Services adjusted provision for (recovery of) credit losses.
(6)	Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information see the Other Regulatory Developments section on page 27.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO’s quarterly earnings trends were reviewed in detail on pages 62 and 63 of BMO’s 2017 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the third quarter of fiscal 2016 through the second quarter of fiscal 2018.

Earnings Trends

Reported and adjusted results include elevated reinsurance claims in the fourth quarter of 2017, a gain on the sale of Moneris US, net of a loss on a loan sale in the first quarter of 2017, and a gain on sale of an investment in the fourth quarter of 2016.

Reported results reflect restructuring charges in the second quarter of 2018 and the fourth quarter of 2017, the U.S. net deferred tax asset revaluation in the first quarter of 2018, and a decrease in the collective allowance in the third quarter of 2017.

Canadian P&C delivered positive year-over-year net income growth in seven of the last eight quarters, reflecting revenue growth driven by higher balances and non-interest revenue. U.S. P&C growth largely reflects higher deposit revenue, driven by higher interest rates and steadily growing loan and deposit volumes. Wealth Management’s results in the first half of 2018 reflect year-over-year business growth and improved Canadian and U.S. equity markets, partially offset by higher expenses. Quarterly insurance results have been subject to variability, resulting primarily from impacts of interest rates, equity markets and reinsurance claims, as well as methodology and actuarial assumptions changes. BMO Capital Markets had good performance throughout fiscal 2016 and 2017, notwithstanding the impact of tax law changes effective mid-year in fiscal 2017 on certain clients in our equities business. Results in the first half of 2018 were impacted by lower underwriting and advisory activity. Corporate Services results can vary from quarter to quarter, largely due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Refer to Note 3 to the unaudited interim consolidated financial statements for an explanation of the provision for credit losses. BMO’s provision for credit losses on impaired loans to average net loans and acceptances has been relatively stable, with some quarter-to-quarter variability. As a result of the forward-looking nature of IFRS 9, we anticipate there will be increased variability in the bank’s provision for credit losses on performing loans.

The higher reported tax rate in the first quarter of 2018 was due to the one-time non-cash tax charge due to the revaluation of our U.S. net deferred tax asset, resulting from the reduction in the U.S. federal tax rate. The effective income tax rate can vary, as it depends on tax law changes, the timing of resolution of certain tax matters, adjustments of prior periods’ income taxes, the relative proportion of earnings attributable to the different jurisdictions in which we operate and the amount of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2018 25

Balance Sheet

Total assets of $743.6 billion as at April 30, 2018 increased $34.0 billion from October 31, 2017. The weaker U.S. dollar reduced assets by $1.3 billion, excluding the impact on derivative financial assets.

The following discussion excludes the impact of changes in the U.S. dollar. Securities borrowed or purchased under resale agreements increased $19.8 billion, driven mainly by higher client activity in BMO Capital Markets. Net loans increased $10.9 billion, driven largely by a $7.5 billion increase in business and government loans, mainly due to Canadian and U.S. commercial loan growth, and a $2.5 billion increase in residential mortgages largely due to the purchase of a mortgage portfolio in U.S. P&C. Cash and cash equivalents and interest bearing deposits with banks increased $4.6 billion, primarily due to higher balances held with central banks. Securities increased $2.5 billion reflecting Treasury activities. All other assets, excluding derivative financial assets, decreased $0.3 billion.

Liabilities increased $34.6 billion from October 31, 2017. The weaker U.S. dollar reduced liabilities by $1.2 billion, excluding the impact on derivative financial liabilities.

The following discussion excludes the impact of changes in the U.S. dollar. Securities lent or sold under repurchase agreements increased $23.8 billion due to higher client activity in BMO Capital Markets. Deposits increased $12.4 billion across all operating groups, reflecting higher levels of customer and wholesale deposits, with a $4.4 billion increase in deposits by individuals, a $4.2 billion increase in deposits by banks and a $3.7 billion increase in business and government deposits. Subordinated debt increased $0.6 billion as a result of a new issuance in the previous quarter, partially offset by a redemption in the current quarter. Securitization and structured entities’ liabilities increased $0.5 billion, primarily due to an auto loan securitization in the first quarter. All other liabilities, excluding derivative financial liabilities, increased $1.5 billion.

Derivative financial assets decreased $2.4 billion and derivative financial liabilities decreased $3.0 billion, including the impacts of changes in the U.S. dollar. The decline was driven by a decrease in the fair value of foreign exchange and interest rate contracts, partially offset by an increase in the fair value of commodity contracts.

Total equity decreased $0.6 billion from October 31, 2017. Accumulated other comprehensive income decreased $0.9 billion, primarily due to the impact of higher interest rates on both cash flow hedges and fair value through other comprehensive income securities. Retained earnings increased $0.4 billion as a result of net income earned in the current year, partially offset by dividends and common shares repurchased for cancellation.

Contractual obligations by year of maturity are outlined in Note 14 to the unaudited interim consolidated financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2017, as described in Note 28 to the audited consolidated financial statements on page 198 of BMO’s 2017 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are credit instruments, structured entities and guarantees, which are described on page 77 of BMO’s 2017 Annual Report. We consolidate all of our structured entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended April 30, 2018.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2017 Annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2017 and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 113 to 115 and 144 to 147 in BMO’s 2017 Annual Report.

Changes in Accounting Policies

Effective November 1, 2017, we prospectively adopted IFRS 9 Financial Instruments (IFRS 9), which addressed impairment, classification and measurement, and hedge accounting.

Impairment

IFRS 9 introduces a new single expected credit loss (ECL) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. This differs from our previous approach where the allowance recorded on performing loans was designed to capture only incurred losses, whether or not they have been specifically identified.

26 BMO Financial Group Second Quarter Report 2018

Classification and Measurement

IFRS 9 requires that we classify debt instruments based on our business model for managing the assets and the contractual cash flow characteristics of the asset. Equity instruments are measured at fair value through profit and loss unless we elect to measure at fair value through other comprehensive income.

Hedge Accounting

IFRS 9 introduces a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. Consistent with a policy choice allowed in IFRS 9, we have elected to continue to apply the existing hedge accounting rules.

Note 1 to the unaudited interim consolidated financial statements provides detail on the impact of the new standard.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by the International Accounting Standards Board (IASB), and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found on pages 116 to 117 and in Note 1 to the audited annual consolidated financial statements on pages 147 to 148 of BMO’s 2017 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements.

Select Financial Instruments

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure on pages 76 to 77 in our 2017 Annual Report.

Other Regulatory Developments

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the Act) was signed into law in the United States. Consequently, effective January 1, 2018, the U.S. federal corporate tax rate was reduced from 35% to 21%. The tax rate change resulted in a one-time non-cash charge to our net income last quarter due to the revaluation of our U.S. net deferred tax asset to the lower tax rate. The charge included estimates for certain income tax effects and may be updated in the future. The lower tax rate will be a benefit on BMO’s U.S. earnings and we will continue to monitor further guidance related to the Act, including the base broadening measures and possible state tax proposals for their possible impact.

In March 2018, the U.S. 5th Circuit Court of Appeals struck down the Department of Labor (DOL) fiduciary rule, which had become effective in June 2017, and the DOL has informally indicated that it has no intent to appeal the Court of Appeals’ decision. The DOL has informally indicated that the fiduciary standard in effect prior to June 2017 is now applicable, and has issued temporary guidance to ease the transition back to the old rule. In addition, the SEC has proposed rules imposing a best interest standard on brokerage accounts, clarifying investment advisers’ fiduciary duties, and requiring additional disclosures. With this regulatory uncertainty, BMO is assessing the need for further changes to its business practices.

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 69, the Risks that May Affect Future Results section starting on page 79, the Liquidity and Funding Risk section starting on page 99, and the Legal and Regulatory Risk section starting on page 109 of BMO’s 2017 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2018 27

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 78 to 112 of BMO’s 2017 Annual MD&A.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 94 to 98 of BMO’s 2017 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures

	As at April 30, 2018				As at October 31, 2017

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	35,922	-	35,922	-	32,599	-	32,599	-	Interest rate
Interest bearing deposits with banks	7,637	372	7,265	-	6,490	346	6,144	-	Interest rate
Securities	165,380	86,589	78,791	-	163,198	90,449	72,749	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	94,681	-	94,681	-	75,047	-	75,047	-	Interest rate
Loans (net of allowance for credit losses)	368,901	-	368,901	-	358,507	-	358,507	-	Interest rate, foreign exchange
Derivative instruments	26,588	23,737	2,851	-	28,951	27,359	1,592	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	16,385	-	16,385	-	16,546	-	16,546	-	Interest rate
Other assets	28,075	-	12,628	15,447	28,242	-	12,927	15,315	Interest rate
Total Assets	743,569	110,698	617,424	15,447	709,580	118,154	576,111	15,315

Liabilities Subject to Market Risk
Deposits	491,198	13,803	477,395	-	479,792	13,674	466,118	-	Interest rate, foreign exchange
Derivative instruments	24,770	22,878	1,892	-	27,804	26,122	1,682	-	Interest rate, foreign exchange
Acceptances	16,385	-	16,385	-	16,546	-	16,546	-	Interest rate
Securities sold but not yet purchased	25,414	25,414	-	-	25,163	25,163	-	-
Securities lent or sold under repurchase agreements	78,782	-	78,782	-	55,119	-	55,119	-	Interest rate
Other liabilities	57,647	-	57,415	232	55,773	-	55,415	358	Interest rate
Subordinated debt	5,627	-	5,627	-	5,029	-	5,029	-	Interest rate
Total Liabilities	699,823	62,095	637,496	232	665,226	64,959	599,909	358

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

28 BMO Financial Group Second Quarter Report 2018

Trading and Underwriting Market Risk

The Average Total Trading Value at Risk (VaR) increased from the prior quarter, primarily from recent market conditions as more volatile equity and interest rate historical data is now reflected in the VaR calculation. The Average Total Trading Stressed VaR was marginally changed quarter-over-quarter.

The Average Total Trading VaR increased from the prior year due to higher equity exposures and the impact of higher volatility mentioned earlier. The Average Total Trading Stressed VaR increased from the prior year, primarily as a result of a methodology change in the third quarter of 2017 relating to market risk associated with the valuation of uncollateralized derivatives.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

	For the quarter ended April 30, 2018				January 31, 2018	April 30, 2017	YTD-2018	YTD-2017

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average	Average	Average

Commodity VaR	0.7	0.5	0.8	0.3	0.5	0.8	0.5	1.0
Equity VaR	5.1	5.2	7.8	3.5	3.6	3.1	4.4	3.3
Foreign exchange VaR	0.2	0.6	1.4	0.2	0.8	0.7	0.7	1.0
Interest rate VaR	4.8	6.0	8.7	4.7	5.2	5.5	5.6	7.2
Credit VaR	2.5	1.9	2.5	1.6	1.8	2.1	1.9	2.1
Diversification	(5.8)	(6.7)	nm	nm	(6.1)	(6.4)	(6.5)	(7.5)

Total Trading VaR	7.5	7.5	9.3	5.6	5.8	5.8	6.6	7.1

Total Trading SVaR	27.6	23.1	28.7	16.6	23.0	17.6	23.1	19.9

(1)	One-day measure using a 99% confidence interval. Benefits are presented in brackets and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.

  nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates increased relative to January 31, 2018, primarily owing to modelled deposit pricing being more rate-sensitive at higher interest rate levels following the increase in market rates in the second quarter of 2018. Structural economic value benefit to falling interest rates increased relative to January 31, 2018 due to the greater extent to which customer deposit rates can now fall. Structural earnings sensitivity increased relative to January 31, 2018, as more net assets are scheduled to reprice over the next 12 months as at April 30, 2018.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)
(Canadian $ equivalent in millions)	April 30, 2018	January 31, 2018	April 30, 2017	April 30, 2018	January 31, 2018	April 30, 2017

100 basis point increase	(1,144.3)	(1,111.7)	(811.4)	107.8	73.1	119.8
100 basis point decrease	585.7	467.4	165.3	(332.4)	(315.3)	(343.4)

(1)	Losses are in brackets and benefits are presented as positive numbers.
(2)	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at April 30, 2018, results in an increase in earnings before tax of $46 million and an increase in economic value before tax of $371 million ($53 million and $425 million, respectively, at January 31, 2018; $69 million and $504 million, respectively, at April 30, 2017). A 100 basis point decrease in interest rates at April 30, 2018, results in a decrease in earnings before tax of $43 million and a decrease in economic value before tax of $464 million ($51 million and $516 million, respectively, at January 31, 2018; $69 million and $612 million, respectively, at April 30, 2017). Insurance earnings are also affected by changes in equity markets. These impacts are not reflected in the table above.

BMO Financial Group Second Quarter Report 2018 29

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $220.0 billion at April 30, 2018, compared with $213.5 billion at January 31, 2018. The increase in unencumbered liquid assets was primarily due to the impact of the stronger U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Harris Bank, our U.S. bank entity, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not rely on central bank facilities as a source of available liquidity when assessing the strength of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. The Asset Encumbrance table on page 31 provides a summary of total encumbered and unencumbered assets.

Liquid Assets

	As at April 30, 2018					As at January 31, 2018

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	35,922	-	35,922	1,557	34,365	39,729
Deposits with other banks	7,637	-	7,637	-	7,637	6,740
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	151,685	20,973	172,658	109,234	63,424	54,942
Mortgage-backed securities and collateralized mortgage obligations	23,169	371	23,540	5,597	17,943	16,772
Corporate debt	21,077	10,285	31,362	5,543	25,819	22,641
Corporate equity	64,130	20,393	84,523	40,405	44,118	47,705

Total securities and securities borrowed or purchased under resale agreements	260,061	52,022	312,083	160,779	151,304	142,060
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	28,935	-	28,935	2,240	26,695	24,954

Total liquid assets	332,555	52,022	384,577	164,576	220,001	213,483

Other eligible assets at central banks (not included above) (5)	66,618	-	66,618	477	66,141	64,700
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	399,173	52,022	451,195	165,053	286,142	278,183

(1)	The carrying values outlined in this table are consistent with the carrying values reported in BMO’s balance sheet as at April 30, 2018.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

30 BMO Financial Group Second Quarter Report 2018

Asset Encumbrance (Canadian $ in millions)

		Encumbered (2)		Net unencumbered
As at April 30, 2018	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	43,559	-	1,557	-	42,002
Securities (5)	341,018	134,937	28,082	10,026	167,973
Loans	339,966	70,848	477	202,500	66,141
Other assets
Derivative instruments	26,588	-	-	26,588	-
Customers’ liability under acceptances	16,385	-	-	16,385	-
Premises and equipment	1,966	-	-	1,966	-
Goodwill	6,263	-	-	6,263	-
Intangible assets	2,190	-	-	2,190	-
Current tax assets	2,108	-	-	2,108	-
Deferred tax assets	2,159	-	-	2,159	-
Other assets	13,389	2,314	-	11,075	-
Total other assets	71,048	2,314	-	68,734	-
Total assets	795,591	208,099	30,116	281,260	276,116

		Encumbered (2)		Net unencumbered
As at January 31, 2018	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	47,899	-	1,430	-	46,469
Securities (5)	326,916	130,695	29,207	9,880	157,134
Loans	328,970	67,436	427	196,407	64,700
Other assets
Derivative instruments	31,756	-	-	31,756	-
Customers’ liability under acceptances	16,705	-	-	16,705	-
Premises and equipment	1,965	-	-	1,965	-
Goodwill	6,056	-	-	6,056	-
Intangible assets	2,144	-	-	2,144	-
Current tax assets	2,071	-	-	2,071	-
Deferred tax assets	2,187	-	-	2,187	-
Other assets	13,719	3,725	-	9,994	-
Total other assets	76,603	3,725	-	72,878	-
Total assets	780,388	201,856	31,064	279,165	268,303

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.
(3)	Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $10.0 billion as at April 30, 2018, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in the table below. The average daily LCR for the quarter ended April 30, 2018 is 150%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is down from 153% last quarter, due to an increase in net cash outflows. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending and trading activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available in a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 30.

Additional information on Liquidity and Funding Risk Governance can be found starting on page 99 of BMO’s 2017 Annual Report.

BMO Financial Group Second Quarter Report 2018 31

Liquidity Coverage Ratio

(Canadian $ in billions, except as noted) For the quarter ended April 30, 2018	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	140.2
Cash Outflows
Retail deposits and deposits from small business customers, of which:	166.7	10.3
Stable deposits	90.4	2.7
Less stable deposits	76.3	7.6
Unsecured wholesale funding, of which:	142.4	78.6
Operational deposits (all counterparties) and deposits in networks of cooperative banks	57.7	14.4
Non-operational deposits (all counterparties)	54.7	34.2
Unsecured debt	30.0	30.0
Secured wholesale funding	*	16.1
Additional requirements, of which:	127.4	29.0
Outflows related to derivatives exposures and other collateral requirements	8.4	4.6
Outflows related to loss of funding on debt products	2.8	2.8
Credit and liquidity facilities	116.2	21.6
Other contractual funding obligations	0.5	-
Other contingent funding obligations	369.3	6.3
Total cash outflows	*	140.3
Cash Inflows
Secured lending (e.g. reverse repos)	126.7	18.6
Inflows from fully performing exposures	8.3	5.1
Other cash inflows	22.7	22.7
Total cash inflows	157.7	46.4

		Total adjusted value (4)
Total HQLA		140.2
Total net cash outflows		93.9
Liquidity Coverage Ratio (%) (2)		150

For the quarter ended January 31, 2018		Total adjusted value (4)
Total HQLA		139.5
Total net cash outflows		91.2
Liquidity Coverage Ratio (%)		153

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 61 business days in the second quarter of 2018.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be of a term (typically maturing in two to ten years) which will support the effective term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $310.0 billion at April 30, 2018, up from $302.7 billion at January 31, 2018. The increase in customer deposits was due to the impact of the stronger U.S. dollar and deposit growth. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $32.4 billion as at April 30, 2018.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $184.2 billion at April 30, 2018, with $61.4 billion sourced as secured funding and $122.8 billion as unsecured funding. Wholesale funding outstanding increased from $178.4 billion at January 31, 2018 primarily due to the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in Note 14 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $220.0 billion as at April 30, 2018, that can be monetized to meet potential funding requirements, as described on page 30.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card, auto and home equity line of credit (HELOC) securitizations, covered bonds and Canadian and U.S. senior unsecured deposits.

32 BMO Financial Group Second Quarter Report 2018

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs in relation to the funding sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (Canadian $ in millions) (1)

	As at April 30, 2018								As at January 31, 2018
As at April 30, 2018	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	4,804	161	17	44	5,026	-	10	5,036	3,680
Certificates of deposit and commercial paper	8,680	22,686	14,728	11,472	57,566	1,674	-	59,240	62,004
Bearer deposit notes	266	244	294	20	824	-	-	824	1,386
Asset-backed commercial paper (ABCP)	1,165	2,133	833	-	4,131	-	-	4,131	3,109
Senior unsecured medium-term notes	1,006	1,605	2,791	2,684	8,086	7,087	33,497	48,670	45,094
Senior unsecured structured notes (2)	-	-	-	-	-	6	3,418	3,424	2,970
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	557	557	1,455	2,569	2,940	12,309	17,818	17,956
Covered bonds	-	-	-	2,327	2,327	3,879	19,751	25,957	22,781
Other asset-backed securitizations (3)	-	-	77	1,220	1,297	1,391	3,112	5,800	5,590
Subordinated debt (4)	-	-	-	-	-	-	5,626	5,626	6,463
Other (5)	-	4,206	-	-	4,206	-	3,467	7,673	7,351
Total	15,921	31,592	19,297	19,222	86,032	16,977	81,190	184,199	178,384
Of which:
Secured	1,165	6,896	1,467	5,002	14,530	8,210	38,639	61,379	56,787
Unsecured	14,756	24,696	17,830	14,220	71,502	8,767	42,551	122,820	121,597
Total (6)	15,921	31,592	19,297	19,222	86,032	16,977	81,190	184,199	178,384

(1)	Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 14 to the unaudited interim consolidated financial statements, and excludes ABCP issued by certain ABCP conduits that is not consolidated for financial reporting purposes.
(2)	Primarily issued to institutional investors.
(3)	Includes credit card and auto securitizations.
(4)	Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.
(5)	Refers to FHLB advances.
(6)	Total wholesale funding consists of Canadian-dollar-denominated funding of $47.2 billion and U.S.-dollar and other foreign-denominated funding of $137.0 billion as at April 30, 2018.

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of the bank’s assets. In February 2018, OSFI announced that it will target a revised NSFR implementation date for Canadian deposit-taking institutions of January 2020 given progress made on implementation at the international level.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our costs of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 159 of BMO’s 2017 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies continue to be indicative of high-grade, high-quality issues. On April 19, 2018, following the finalization of the bail-in regime in Canada, DBRS changed the trend to Stable from Negative on the long-term issuer ratings, senior debt ratings and deposit ratings of Bank of Montreal; ratings of legacy subordinated debt were downgraded by one-notch for all Canadian D-SIBs.

As at April 30, 2018

Rating agency	Short-term debt	Senior long-term debt	Subordinated debt – NVCC	Outlook
Moody’s	P-1	A1	Baa2	Negative
S&P	A-1	A+	BBB	Stable
Fitch	F1+	AA-	A+	Stable
DBRS	R-1 (high)	AA	A (low)	Stable

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at April 30, 2018, the bank would be required to provide additional collateral to counterparties totalling $209 million, $635 million and $1,104 million under a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group Second Quarter Report 2018 33

European Exposures

BMO’s European exposures were disclosed and discussed on pages 92 and 93 of BMO’s 2017 Annual Report. Our exposure to European countries, as at April 30, 2018, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)

As at April 30, 2018
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	7	-	-	-	-	10	47	-	57	64

Italy	1	-	-	-	-	3	-	-	3	4

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	176	1	-	-	1	4	-	-	4	181

Total – GIIPS	184	1	-	-	1	17	47	-	64	249

Eurozone (excluding GIIPS)

France	121	168	-	176	344	70	15	17	102	567

Germany	310	4	71	5,202	5,277	34	13	-	47	5,634

Netherlands	397	140	10	-	150	15	43	-	58	605

Other (8)	163	6	3	161	170	1	86	21	108	441

Total – Eurozone (excluding GIIPS)	991	318	84	5,539	5,941	120	157	38	315	7,247

Rest of Europe

Norway	252	101	-	-	101	1	-	22	23	376

Sweden	39	193	3	258	454	3	-	-	3	496

Switzerland	289	6	-	-	6	19	37	40	96	391

United Kingdom	1,899	227	73	3,111	3,411	223	103	2	328	5,638

Other (8)	23	159	-	125	284	-	-	5	5	312

Total – Rest of Europe	2,502	686	76	3,494	4,256	246	140	69	455	7,213

Total – All of Europe (9)	3,677	1,005	160	9,033	10,198	383	344	107	834	14,709

As at January 31, 2018
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

Total – GIIPS	178	3	74	-	77	1	10	1	12	267

Total – Eurozone (excluding GIIPS)	1,022	270	178	996	1,444	165	118	37	320	2,786

Total – Rest of Europe	2,377	423	67	2,586	3,076	436	116	17	569	6,022

Total – All of Europe (9)	3,577	696	319	3,582	4,597	602	244	55	901	9,075

As at October 31, 2017
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

Total – GIIPS	151	-	1	-	1	19	46	-	65	217

Total – Eurozone (excluding GIIPS)	1,120	247	133	1,188	1,568	84	85	28	197	2,885

Total – Rest of Europe	2,081	479	77	572	1,128	243	63	13	319	3,528

Total – All of Europe (9)	3,352	726	211	1,760	2,697	346	194	41	581	6,630

  Refer to footnotes in the following table.

34 BMO Financial Group Second Quarter Report 2018

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)

	Lending (2)

	Funded lending as at April 30, 2018			As at April 30, 2018		As at January 31, 2018		As at October 31, 2017

Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded	Commitments	Funded

GIIPS

Greece	-	-	-	-	-	-	-	-	-

Ireland (7)	-	7	-	8	7	6	6	103	6

Italy	1	-	-	1	1	16	16	27	27

Portugal	-	-	-	-	-	-	-	-	-

Spain	170	6	-	192	176	172	156	149	118

Total – GIIPS	171	13	-	201	184	194	178	279	151

Eurozone (excluding GIIPS)

France	121	-	-	167	121	180	135	152	107

Germany	162	148	-	386	310	369	291	488	358

Netherlands	84	313	-	529	397	435	351	756	554

Other (8)	101	62	-	407	163	393	245	247	101

Total – Eurozone (excluding GIIPS)	468	523	-	1,489	991	1,377	1,022	1,643	1,120

Rest of Europe

Norway	35	217	-	515	252	466	281	287	153

Sweden	14	25	-	179	39	193	40	195	49

Switzerland	77	212	-	385	289	364	293	156	99

United Kingdom	9	1,890	-	2,479	1,899	2,068	1,729	2,285	1,746

Other (8)	7	16	-	58	23	61	34	66	34

Total – Rest of Europe	142	2,360	-	3,616	2,502	3,152	2,377	2,989	2,081

Total – All of Europe (9)	781	2,896	-	5,306	3,677	4,723	3,577	4,911	3,352

(1)	BMO has the following indirect exposures to Europe as at April 30, 2018:

        –  Collateral of €1,352 million to support trading activity in securities (€47 million from GIIPS) and €269 million of cash collateral held.

        –  Guarantees of $1.7 billion ($48 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $198 million, with no net single-name* CDS exposure to GIIPS countries as at April 30, 2018 (*includes a net position of $152 million (bought protection) on a CDS Index, of which 19% is comprised of GIIPS domiciled entities).
(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($20.0 billion for Europe as at April 30, 2018).
(6)	Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.
(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $16 million as at April 30, 2018.
(8)	Other Eurozone exposure includes 4 countries with less than $300 million net exposure. Other European exposure is distributed across 5 countries, with no exposure to the Russian Federation as at April 30, 2018.
(9)	Of our total net direct exposure to Europe, approximately 50% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2018 35

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2017 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 30, 2018, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Monday, August 27, 2018, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

François Morin, Montreal, francois1.morin@bmo.com, 514-877-1873

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February 2018: $99.07

March 2018: $96.67

April 2018: $98.06

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2017 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2017 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

62 BMO Financial Group Second Quarter Report 2018